NOTICE OF 2014 ANNUAL AND SPECIAL GENERAL SHAREHOLDER MEETING AND INFORMATION CIRCULAR

ROGERS™

CONNECT
LIKE NEVER
BEFORE

OUR ANNUAL AND SPECIAL GENERAL SHAREHOLDER MEETING WILL BE HELD AT 11:00 A.M. (EASTERN TIME) ON **TUESDAY, APRIL 22, 2014,** AT THE VELMA ROGERS GRAHAM THEATRE, 333 BLOOR STREET EAST, TORONTO, ONTARIO

Who We Are

Rogers Communications Inc. is one of Canada’s leading diversified communications and media companies.

We provide a broad range of services to consumers and businesses including wireless and wired voice and data communications, cable television, high-speed Internet, data networking, and a suite of managed data hosting and cloud based services. We are also active in television and radio broadcasting, televised shopping, sports media and entertainment, digital media and consumer, trade and professional publications.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). You can find more information about us on our website rogers.com/investors.

Please Register for Electronic Delivery of Shareholder Materials

We encourage you to elect to receive future shareholder materials electronically as we care about the environment and wish to keep unnecessary usage of paper to a minimum. Not only will you receive shareholder information more quickly than conventional mail, but will also be helping Rogers to reduce its carbon footprint as well as printing and postage costs. This free service is simple, convenient, secure and environmentally friendly.

It’s fast and easy to register for electronic delivery!

Beneficial Shareholders – If you hold your Rogers shares in a brokerage account or with another financial intermediary such as a bank or trust company, register for electronic delivery at InvestorDelivery.com (provided your institution participates in the Electronic Delivery program) using your personalized Enrolment Number which can be found on the right hand side of the mailing sheet or the Class A Voting Instruction Form that accompanied this shareholder mailing.

Registered Shareholders – If your Rogers shares are registered directly in your name with our transfer agent CST Trust Company, please register for electronic delivery at canstockta.com/electronicdelivery and using your personalized Holder Account Number which can be found on either the separate election form or Class A Form of Proxy included with this shareholder mailing.

Letter to Shareholders

Fellow Shareholders,

You are invited to attend Rogers Communications Inc.’s Annual and Special General Meeting of Shareholders, which will be held at the Velma Rogers Graham Theatre, 333 Bloor Street East, Toronto, Ontario at 11:00 a.m. (eastern time) on Tuesday, April 22, 2014. We and our colleagues on the Board of Directors and executive team look forward to seeing you as we present our views on our 2013 achievements and outline our plans for the future.

This Information Circular contains important information about the Annual and Special General Meeting of Shareholders and the business to be conducted, voting, the nominated Directors, our corporate governance practices, and how we compensate our executive officers and Directors. If you cannot attend the Annual and Special General Meeting in person, and are a holder of Class A Voting shares, please use the enclosed proxy or voting instruction form to submit your vote prior to the meeting.

The board of directors would like to recognize and thank Peter Godsoe, who is not standing for reelection this year, for his years of service on the Rogers board and for his service in the role as the board’s independent lead director. Following this year’s shareholder meeting, it is the board’s current intention that director of the board Charles Sirois will assume the independent lead director role.

We will provide live coverage of the Annual and Special General Meeting via webcast from the Investor Relations section of our website at rogers.com/investors. A rebroadcast of the meeting webcast will be available on that site for several weeks after the meeting.

We hope you can join us in person or via the webcast on April 22, 2014.

Sincerely,

Alan D. Horn, CPA, CA	Guy Laurence
Chairman of the Board	President and Chief Executive Officer

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What’s Inside

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Notice of Annual and Special General Meeting of Shareholders

You are invited to the Rogers Communications Inc. Annual and Special General Meeting of Shareholders

When	Where
Tuesday, April 22, 2014	Velma Rogers Graham Theatre
11:00 a.m. (eastern time)	333 Bloor Street East
Toronto, Ontario

Business of the Annual and Special General Meeting of Shareholders:

1.	receiving the consolidated financial statements for the year ended December 31, 2013 including the external auditors’ report;

2.	electing 16 directors;

3.	appointing the external auditors;

4.	to consider and, if thought advisable, to pass a resolution in the form set out in the Information Circular amending the Articles of the Corporation to permit the Corporation to take advantage of the new notice-and-access provisions for reporting issuers for the delivery of documents to shareholders; and

5.	considering any other business which may properly come before the meeting.

You have the right to vote

You are entitled to notice of and to attend and vote at the meeting if you were a registered holder of Class A Voting Shares at the close of business in Toronto, Ontario on March 12, 2014 (subject to the voting restrictions described in the Information Circular attached).

If you were a registered holder of Class B Non-Voting Shares at that time, you are entitled to notice of and to attend the meeting, but not to vote at the meeting.

Admission to the meeting

Shareholders wishing to attend the meeting will be required to produce a proxy, meeting notice or otherwise provide proof of share ownership to gain admission.

On peut obtenir le texte français de cette circulaire d’information en communiquant avec Mr. Bruce Mann, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou en téléphonant au 416.935.3522. Le texte français sera disponible à l’assemblée.

A live webcast of the meeting will be available on our website at rogers.com/investors.

By order of the Board of Directors,

David P. Miller

Secretary

Toronto, Ontario, Canada

March 7, 2014

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INFORMATION CIRCULAR

Information is as of March 7, 2014 unless otherwise stated.

The management of Rogers Communications Inc. is soliciting the proxy of holders of Class A Voting Shares for use at the annual and special general meeting of shareholders to be held on April 22, 2014 (the meeting). We will pay the cost of proxy solicitation. The solicitation will be mainly by mail. However, we may solicit proxies by telephone, in writing or in person by our directors, officers or designated agents, at nominal cost. We are not sending proxy related material using notice-and-access this year.

In this document:

•	we, us, our/ours, Rogers, RCI and the Corporation refers to Rogers Communications Inc.

•	you and yours refers to a shareholder of Rogers Communications Inc.; and

•	circular means this information circular

Voting Information

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are registered directly in your own name in the records of registered shareholders maintained for the Corporation by our Transfer Agent and Registrar.

Who Can Vote?

If you were a registered holder of Class A Voting Shares (the Class A Shares) at the close of business in Toronto, Ontario on March 12, 2014 (the record date) you will be entitled to attend and vote those Class A Shares at the meeting or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares (the Class B Shares) on the record date you will be entitled to attend the meeting or any adjournments or postponements of the meeting but will not be entitled to vote on any business. Voting is subject to certain restrictions described below. Shareholders wishing to attend the meeting will be required to produce a proxy, notice of meeting or otherwise provide proof of share ownership to gain admission.

Voting By Proxy

If you are entitled to vote Class A Shares in person, you may appoint someone else to attend the meeting and cast your votes (a proxyholder).

Appointing a Proxyholder

If it is not convenient for you to attend the meeting in person, you may still vote on the matters to be considered at the meeting in one of two ways:

•	You may authorize the management representatives named on the enclosed proxy card to vote your Class A Shares. If you choose this option, there are four ways you can give your voting instructions:

—	Mail. Complete the enclosed proxy card by indicating how you want your shares voted. Sign, date and return the proxy card in the envelope provided. The address for

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receiving proxies is Secretary of the Corporation, Rogers Communications Inc., c/o CST Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

—	Telephone. (Canada and the United States only). Call the toll free number on the enclosed proxy card using a touchtone telephone and follow the voice instructions. Please have your 13 digit Control Number ready to give your voting instructions on the telephone. This number is located on the bottom left of the enclosed proxy card. If your proxy card does not contain a Control Number you will not be able to vote by telephone.

—	Internet. Follow the instructions on the enclosed proxy card in order to give your voting instructions online. Please have your proxy card with you when you are ready to proceed, as it contains the information you will need to give your voting instructions online.

—	Fax or Email. Complete the enclosed proxy card by indicating how you want your shares voted. Sign and date the proxy card. Fax the completed proxy card to CST Trust Company at 416-368-2502 or toll free from Canada or the United States at 1-866-781-3111, or scan and email it to proxy@canstockta.com.

or

•

You may appoint another person to attend the meeting on your behalf and vote your Class A Shares. If you choose this option, you can appoint your proxyholder by mail, fax or online, as described above. If you mail or fax the proxy card, you must strike out the preprinted names and print that person’s name in the blank space provided on the back of the enclosed proxy card and you may indicate how you want your shares voted. Sign, date and return the proxy card in the envelope provided or fax the proxy card as described above. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of CST Trust Company when they arrive at the meeting.

Please remember that your proxy or voting instructions must be received by no later than 11:00 a.m. (pacific time in Vancouver) (2:00 p.m. eastern time in Toronto) on April 21, 2014.

Your Voting Choices

You may instruct the proxyholder how you want to vote by marking the appropriate box or boxes on the proxy card. The proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder may decide how to vote your Class A Shares.

If the management representatives named in the proxy card are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

—	FOR the election as directors of the proposed nominees shown in this Information Circular

—	FOR the appointment of KPMG LLP as auditors

—	FOR the resolution, in the form set out in this Information Circular, amending the Articles of the Corporation to permit the Corporation to take advantage of the

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new notice-and-access provisions for reporting issuers for the delivery of documents to shareholders, as more particularly described in this Information Circular;

—	FOR management’s proposals generally

Amendments or New Business

On any amendments or variations proposed or any new business properly before the meeting, your proxyholder can decide how to vote your Class A Shares. Management is not aware of any amendments, variations or other business.

Changing Your Mind

You may revoke your proxy card by:

•

delivering a completed and signed proxy card with a later date to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada by 11:00 a.m. (pacific time), or to the place identified above under Appointing a Proxyholder by 2:00 p.m. (eastern time) on April 21, 2014 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•

delivering a written revocation to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada by 11:00 a.m. (pacific time), or to the place identified above under Appointing a Proxyholder by 2:00 p.m. (eastern time) on April 21, 2014 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	attending the meeting in person and participating in a vote; or

•	any other way the law allows.

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Only registered holders of Class A Shares or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative, such as a broker, bank, trust company or trustee, rather than in your name.

We are not sending meeting materials directly to non-objecting beneficial owners (NOBOs) as permitted under National Instrument 54-101. Instead, we have distributed copies of the notice of meeting to the intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward these materials along with a voting instruction form to all non-registered shareholders for whom they hold shares unless they have waived the right to receive them. We do not pay for intermediaries to deliver proxy-related materials to objecting beneficial owners (OBOs).

Generally, non-registered shareholders who have not waived the right to receive meeting materials will receive a voting instruction form from their intermediary or its agent on behalf of their intermediary asking for their voting instructions. Non-registered shareholders who receive materials from their intermediary or their agent should complete the voting instruction form and submit it to them as instructed on the voting instruction form. The intermediary or its agent is responsible for tabulating the voting instructions it receives and providing appropriate instructions to our transfer agent, CST Trust Company.

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How Does a Non-Registered Holder of Class A Shares Give Voting Instructions?

Your representative may have sent to you the meeting materials including a voting instruction form or a blank proxy card signed by the representative. You may provide your voting instructions by filling in the appropriate boxes. Please follow your representative’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.

How Does a Non-Registered Holder of Class A Shares Vote in Person at the Meeting?

You can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy card you received from your representative and then follow your representative’s instructions.

Changing Your Mind as Non-Registered Holder

As a non-registered shareholder of Class A Shares, you may change your voting instructions or decide to vote in person by giving written notice to your representative. However, your representative may not be able to act unless it receives written notice from you in time (seven days or more before the meeting).

HOW VOTES ARE COUNTED

Class A Shares

Each Class A Share is entitled to 50 votes on a poll.

Restrictions on the Transfer, Voting, Ownership and Issue of Shares

We have ownership interests in several Canadian entities licenced or authorized to operate under applicable communications laws (the Laws) including the:

•	Broadcasting Act (Canada);

•	Telecommunications Act (Canada); and

•	Radiocommunication Act (Canada).

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.

The Laws also impose a number of restrictions on changes in effective control of licencees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we and any Canadian corporation in which we have any interest are:

•	qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates or affiliates under the Laws.

If our board of directors (the Board) considers that our or our subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy the Board may invoke the restrictions in our Articles on transfer, voting and issue of our shares.

OUTSTANDING SHARES AND MAIN SHAREHOLDERS

On March 7, 2014, 112,462,000 Class A Shares were outstanding. Voting control of the Corporation is held by the Rogers Control Trust. The information below regarding the Rogers Control Trust and the estate arrangements of the late Ted Rogers has been provided to RCI by representatives of the estate.

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Prior to his death in December 2008, Ted Rogers controlled RCI through his ownership of voting shares of a private holding company. Under his estate arrangements, the voting shares of that company, and consequently voting control of RCI and its subsidiaries, passed to the Rogers Control Trust, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee (the Trustee) and members of the family of the late Ted Rogers are beneficiaries. As of March 7, 2014, the Rogers Control Trust and private Rogers family holding companies controlled by the Rogers Control Trust together owned 102,232,198 Class A Shares, representing approximately 90.90% of the outstanding Class A Shares, and 39,553,700 Class B Shares, representing approximately 9.83% of the outstanding Class B Shares.

The Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the family of the late Ted Rogers. The equity of the private Rogers family holding companies is owned by members of the Rogers family and trusts for their benefit.

The governance structure of the Rogers Control Trust comprises the Control Trust Chair, the Control Trust Vice-Chair, the Trustee, and a committee of advisors appointed in accordance with the estate arrangements from among members of the Rogers family, individual trustees of a trust for the benefit of Rogers family members, and other individuals (the Advisory Committee).

The Control Trust Chair acts in effect as chief executive of the Rogers Control Trust and has responsibility under the estate arrangements as representative of the controlling shareholder. The Control Trust Chair’s duties also include liaising with Rogers family members and the voting of proxies in respect of the Class A Shares held by the private Rogers family holding companies. The Control Trust Chair has the duty to vote the proxies on the election of directors of RCI and to approve, disapprove or otherwise use reasonable efforts to influence other matters affecting RCI, in each case in his or her discretion subject to the obligations imposed on the Control Trust Chair under the estate arrangements and the authority of the Advisory Committee as described in more detail below. The Control Trust Vice-Chair assists the Control Trust Chair in the performance of his or her duties. Both the Control Trust Chair and the Control Trust Vice-Chair are accountable to the Advisory Committee. Currently, Edward S. Rogers is the Control Trust Chair and Melinda M. Rogers is the Control Trust Vice-Chair.

The Control Trust Chair is obligated to vote the proxies in respect of the Class A Shares held by the private Rogers family holding companies so as to elect as directors of RCI those individuals serving from time to time as Control Trust Chair, Control Trust Vice-Chair, individual trustees of a trust for the benefit of Rogers family members, and the chief executive officer of the private Rogers family holding companies. (A substantial majority of those individuals are currently serving as directors of RCI.)

The Control Trust Chair is also obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Finance and Nominating Committees of the RCI board (with the Control Trust Chair appointed as chair of these committees). In addition, the estate arrangements provide that the Control Trust Chair should be a senior officer of RCI, such as the chairman or deputy chairman of the board of directors of RCI, or a member of senior management of RCI.

The Advisory Committee is responsible for the appointment and removal of the Control Trust Chair and the Control Trust Vice-Chair (with preference being given to members of the Rogers family in accordance with the order of priority set out in the estate arrangements), the approval on behalf of the Rogers Control Trust of certain significant transactions affecting RCI, including any transaction that would result in a change of control of RCI or any of its material subsidiaries or the sale by any of them of all or substantially all of its assets or the acquisition by any of them of significant assets, and the imposition of conditions, if any, on the voting of proxies by the Control Trust Chair. Decisions of the Advisory Committee generally require approval by two-thirds of its members as well as the concurrence of the Trustee. The current members of the Advisory Committee are: Loretta A. Rogers, Lisa A. Rogers, Edward S. Rogers, Melinda M. Rogers,

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Martha L. Rogers, David A. Robinson and Ann T. Graham (Rogers family members); Alan D. Horn, Thomas I. Hull and John H. Tory (trustees of a trust for the benefit of Rogers family members); and Philip B. Lind and Peter C. Godsoe.

The Trustee is responsible for the administration of the Rogers Control Trust. Its responsibilities include appointing individuals as Control Trust Chair, Control Trust Vice-Chair and Advisory Committee members in accordance with the estate arrangements, executing proxies in favour of the Control Trust Chair, imposing conditions on the voting of proxies as directed by the Advisory Committee, and preparing reports for the Advisory Committee on the stewardship of the Control Trust Chair and the performance of the Rogers group of companies.

The Rogers Control Trust satisfies the Limits that apply to RCI and its regulated subsidiaries.

RESTRICTED SHARE DISCLOSURE

Holders of Class B Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or the Corporation’s constating documents that an offer be made for the outstanding Class B Shares and there is no other protection available to holders of Class B Shares under the Corporation’s constating documents. If an offer is made to purchase both Class A Shares and Class B Shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Shares.

Further information as to our capital structure is contained in the consolidated financial statements for the year ended December 31, 2013, Note 23.

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Business of the Meeting

1. ELECTION OF DIRECTORS

In accordance with our Articles, the Board has set at 16 the number of directors to be elected at the meeting. All of the current directors retire at the meeting but are eligible for re-election. Peter C. Godsoe will not be seeking re-election. Unless his or her office is vacated in accordance with applicable laws or the Articles, each director elected at the meeting will hold office until the next annual general meeting of the Shareholders of the Corporation or until his or her successor is elected or appointed.

Class A Shareholders vote for individual directors. The Board has adopted a majority voting policy, under which a director who is elected in an election with more votes withheld than in favour of his or her election is expected to tender his or her resignation to the Chair of the Board. The Board will refer the resignation to the Corporate Governance Committee for consideration. The Board will promptly accept the resignation unless the Corporate Governance Committee determines that there are circumstances that justify either the delay of the acceptance of the resignation or the rejection of it. The board will make a decision within 90 days after the meeting and issue a press release either announcing the resignation or explaining why it has not been accepted. The policy does not apply where an election involves a proxy battle i.e., where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the Board.

We do not currently have a mandatory retirement policy for our directors. The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote FOR the election of the 16 proposed nominees.

THE PROPOSED NOMINEES

This section provides information on each person nominated by management for election as a director.

Charles William David Birchall Age: 71 Toronto, Ontario Canada Director Since: 2005 (9 years) Independent		Mr. Birchall serves as director and Vice Chairman of Barrick Gold Corporation and Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001. Mr. Birchall is a Fellow of the Institute of Chartered Accountants of England and Wales.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange: Symbol)
		Board		11 of 11	100%	Barrick Gold Corporation
		Audit		5 of 5	100%	(TSX/NYSE:ABX)
		Finance		7 of 7	100%
		Nominating		2 of 2	100%

		Combined Total		25 of 25	100%
		Skills and Experience: mining, finance, accounting, senior executive(1), director(3)

Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2013 Cash Retainer
2013	Nil	42,134	35,611	$3,819,046	6.0	Yes	58.8
2014	Nil	42,134	40,737	$3,553,129	6.0	Yes	54.7
Change	Nil	Nil	5,126	$-265,917		Nil
Voting Results of 2013 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					104,698,698	5,350	104,754,353
Percentage of votes					99.95%	0.01%	100%

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Stephen Aaron Burch Age: 64 Owings Mills, Maryland, United States Director Since: 2010 (4 years) Independent		Mr. Burch is Chairman of the Board of the University of Maryland Medical Systems, and has more than 30 years’ experience in the communications industry. Mr. Burch served as President and Chief Executive Officer of Virgin Media (formerly NTL, Inc.) in the United Kingdom from 2006 to 2007. Mr. Burch served in various capacities at Comcast Cable Communications, most recently as President of the Atlantic Division from 1987 to 2005. Mr. Burch serves on various public service boards and educational institutions. He has a JD from Gonzaga University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		11 of 11	100%	Nil
		Audit		5 of 5	100%

		Combined Total		16 of 16	100%
		Skills and Experience: communications, senior executive(1), director(3), public sector(5)

Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2013 Cash Retainer
2013	Nil	Nil	6,949	$338,416	6.0	Yes(8)	5.2
2014	Nil	Nil	8,865	$379,865	6.0	Yes(8)	5.8
Change	Nil	Nil	1,916	$41,449		Nil
Voting Results of 2013 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					104,701,078	2,970	104,754,353
Percentage of votes					99.95%	0.002%	100%

John Henry Clappison Age: 67 Toronto, Ontario Canada Director Since: 2006 (8 years) Independent		Mr. Clappison is a Corporate Director. Mr. Clappison was appointed a director of Rogers Bank on April 24, 2013. Mr. Clappison was associated with PricewaterhouseCoopers from 1968 until his retirement in 2005. From 1990 to 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers. Mr. Clappison is a Chartered Accountant (and Chartered Professional Accountant) and a Fellow of the Institute of Chartered Accountants of Ontario.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		11 of 11	100%	SunLife Financial Inc.
		Audit		5 of 5	100%	(TSX/NYSE/Other:SLF)
		Pension		3 of 3	100%	Cameco Corporation
						(TSX/NYSE:CCO)

		Combined Total		19 of 19	100%
		Skills and Experience: accounting, finance, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2013 Cash Retainer
2013	400	800	20,200	$1,023,324	6.0	Yes	15.7
2014	400	800	22,625	$1,021,961	6.0	Yes	15.7
Change	Nil	Nil	2,425	$-1,363		Nil
Voting Results of 2013 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					104,703,138	910	104,754,353
Percentage of votes					99.95%	0.001%	100%

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Alan Douglas Horn Age: 62 Toronto, Ontario Canada Director Since: 2006 (8 years) Non-Independent		Mr. Horn has served as Chairman of the Board of the Corporation and President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies which control the Corporation since March 2006.Mr. Horn was Vice President, Finance and Chief Financial Officer of the Corporation from September 1996 to March 2006 and he served as President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996. Mr. Horn was Acting President and Chief Executive Officer of the Corporation from October 2008 to March 2009. Mr. Horn was appointed a director of Rogers Bank on April 24, 2013. Mr. Horn is a member of the Advisory Committee of the Rogers Control Trust.(4). Mr. Horn is a Chartered Accountant (and Chartered Professional Accountant). Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		11 of 11	100%	Fairfax Financial Holdings Limited
		Pension Committee		3 of 3	100%	(TSX:FFH)
		Finance Committee		7 of 7	100%	CCL Industries Inc.
						(TSX:CCL)

		Combined Total		21 of 21	100%
		Skills and Experience: telecommunications, finance, accounting, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2013 Cash Retainer
2013	46,600	1,304,255	31,860	$68,438,953	6.0	Yes	273.8
2014	46,600	1,304,255	37,202	$59,662,285	6.0	Yes	238.6
Change	Nil	Nil	5,342	$-8,776,668		Nil
Voting Results of 2013 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					104,693,885	10,163	104,754,353
Percentage of votes					99.94%	0.01%	100%

Thomas Ian Hull Age: 81 Toronto, Ontario Canada Director Since: 1979 (35 years) Independent		Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance brokerage firm. Mr. Hull is a member of the Advisory Committee of the Rogers Control Trust.(4) Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		11 of 11	100%	Nil
		Finance		7 of 7	100%
		Human Resources		6 of 6	100%
		Corporate Governance		6 of 6	100%

		Combined Total		30 of 30	100%
		Skills and Experience: insurance, senior executive(1)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2013 Cash Retainer
2013	383,400	3,100	78,342	$23,326,509	6.0	Yes	358.9
2014	383,400	3,100	83,000	$21,095,900	6.0	Yes	324.6
Change	Nil	Nil	4,658	$-2,230,609		Nil
Voting Results of 2013 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					104,698,458	5,590	104,754,353
Percentage of votes					99.95%	0.005%	100%

12    ROGERS COMMUNICATIONS INC.    2014 MANAGEMENT INFORMATION CIRCULAR

J. Guy Laurence Age: 52 Toronto, Ontario Director Since: December 2013 Non-Independent		Mr. Laurence became President and Chief Executive Officer of the Corporation on December 2, 2013. Mr. Laurence brings more than 30 years of global experience in telecommunications, media and pay television. Mr. Laurence joined Rogers from Vodafone where he was Chief Executive Officer of Vodafone UK. Mr. Laurence first joined Vodafone in 2000, holding a number of increasingly senior roles before becoming Chief Executive Officer of Vodafone Netherlands in 2005 and then Chief Executive Officer of Vodafone UK in 2008. Prior to joining Vodafone Mr. Laurence held senior leadership positions at a number of international media companies including MGM Studios, United Cinemas International and Chrysalis Records. Mr. Laurence was recognized by the Prime Minister of the United Kingdom for developing a text donation service that is now used by over 18,000 charities in the UK.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		1 of 1	100%	Nil

		Combined Total		1 of 1	100%
		Skills and Experience: telecommunications, senior executive(1) director(3)
Equity Ownership: Mr. Laurence is subject to share ownership requirements in his capacity as an employee of the Corporation – See “Share Ownership Requirements under Compensation Governance” below
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2013 Cash Retainer
2014	Nil	Nil	38,758	n/a	n/a	n/a	n/a

Philip Bridgman Lind, C.M. Age: 70 Toronto, Ontario Canada Director Since: 1979 (35 years) Non-Independent		Mr. Lind serves as Vice-Chairman of the Corporation and is a member of the Advisory Committee of the Rogers Control Trust.(4) Mr. Lind joined the Corporation in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of the Council for Business and the Arts and the Art Gallery of Ontario. Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED) and a director of the Atlantic Salmon Federation, Vancouver Art Gallery Board and The US Cable Center, Denver. Mr. Lind holds a B.A. (Political Science and Sociology), University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada. In 2012 he was inducted into the U.S. Cable Hall of Fame, the 3rd Canadian to be so honoured.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		11 of 11	100%	Brookfield Asset Management
						Inc.
						(TSX/NYSE:BAM)

		Combined Total		11 of 11	100%
		Skills and Experience: cable, broadcasting, senior executive(1), director(3)
Equity Ownership: Mr. Lind is subject to share ownership requirements in his capacity as an employee of the Corporation
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2013 Cash Retainer
2013	380,520	926	50,224	n/a	n/a	n/a	n/a
2014	380,520	926	52,204	n/a	n/a	n/a	n/a
Change	Nil	Nil	1,980	n/a	n/a	n/a	n/a
Voting Results of 2013 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					104,692,885	11,163	104,754,353
Percentage of votes					99.94%	0.01%	100%

2014 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    13

John A. MacDonald Age: 60 Toronto, Ontario Canada Director Since: 2012 (2 years) Independent		Mr. MacDonald is an experienced senior executive who has worked at some of Canada’s largest technology organizations. Mr. MacDonald was President, Enterprise Division of MTS Allstream when he retired in December of 2008. In November 2002, Mr. MacDonald joined AT&T Canada as President and Chief Operating Officer. The company was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. Previously Mr. MacDonald served as President and Chief Executive Officer of Leitch Technology Corp. Prior to that, he was with Bell Canada from 1994 to 1999, serving first as Executive Vice President, Business Development and Chief Technology Officer before becoming President and COO in 1998. Mr. MacDonald began his career in 1977 at NBTel, the major supplier of telecommunications services in New Brunswick, rising to the post of President and Chief Executive Officer in 1994. Mr. MacDonald was previously a director of Rogers Cable. Mr. MacDonald holds a B.Sc. in electrical engineering from Dalhousie University and a B.A., Engineering from the Technical University of Nova Scotia.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		11 of 11	100%	Magor Corporation
		Audit		5 of 5	100%	(TSX Venture: BVC)

		Combined Total		16 of 16	100%
		Skills and Experience: telecommunications, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2013 Cash Retainer
2013	Nil	Nil	2,999	$146,051	6.0	Yes(8)	2.2
2014	Nil	520	5,731	$267,881	6.0	Yes(8)	3.8
Change	Nil	520	2,732	$121,830		Nil
Voting Results of 2013 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					104,700,818	3,230	104,754,353
Percentage of votes					99.95%	0.003%	100%

Isabelle Marcoux Age: 44 Montreal, Quebec Canada Director Since: 2008 (6 years) Independent		Ms. Marcoux serves as Transcontinental Inc.’s Chair, and was previously Vice Chair, from 2007, and Vice President, Corporate Development, from 2004. Between 1997 and 2004, Ms. Marcoux held the positions of Director, Mergers and Acquisitions, Legal Counsel and Assistant Secretary at Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux was a lawyer at McCarthy Tétrault LLP. Ms. Marcoux is a member of the Board of George Weston Limited, Power Corporation of Canada and the Board of Trade of Metropolitan Montreal. Ms. Marcoux holds a B.A., Economics and Political Sciences and a B.A., Civil Law, both from McGill University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		11 of 11	100%	Transcontinental Inc.
		Corporate Governance		6 of 6	100%	(TSX: TCL)
		Human Resources		6 of 6	100%	George Weston Limited
						(TSX:WN)
						Power Corporation of Canada
						(TSX:POW)

		Combined Total		23 of 23	100%
		Skills and Experience: law, publishing, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2013 Cash Retainer
2013	Nil	Nil	16,418	$799,556	6.0	Yes	12.3
2014	Nil	Nil	19,737	$845,730	6.0	Yes	13.0
Change	Nil	Nil	3,319	$46,174		Nil
Voting Results of 2013 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					104,698,753	5,295	104,754,353
Percentage of votes					99.95%	0.001%	100%

14    ROGERS COMMUNICATIONS INC.    2014 MANAGEMENT INFORMATION CIRCULAR

The Honourable David Robert Peterson, P.C., Q.C. Age: 70 Toronto, Ontario Canada Director Since: 1991 (23 years) Independent		Mr. Peterson is Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson is Chancellor Emeritus of the University of Toronto and also a director of St. Michael’s Hospital. Mr. Peterson holds a B.A. from the University of Western Ontario and a LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992. Mr. Peterson served as Premier of the Province of Ontario from 1985 and 1990.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		10 of 11	91%	Industrielle Alliance Insurance
		Pension		3 of 3	100%	and Financial Services Inc.
						(TSX:IAG)
						Franco-Nevada Corporation
						(TSX:FNV)
						VersaPay Corporation
						(TSX Venture:VPY)
						MBAC Fertilizer Corp.
						(TSX:MBC)
						SouthEast Group Ltd.
						(HKSE: 0726)

		Combined Total		13 of 14	93%
		Skills and Experience: law, senior executive(1), director(3), public sector(5)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2013 Cash Retainer
2013	Nil	76,900	71,564	$7,290,178	6.0	Yes	112.2
2014	Nil	76,900	77,723	$6,629,441	6.0	Yes	102.0
Change	Nil	Nil	6,159	$-660,737		Nil
Voting Results of 2013 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					104,689,025	15,023	104,754,353
Percentage of votes					99.94%	0.01%	100%

Edward S. Rogers(6) Age: 44 Toronto, Ontario Canada Director Since: 1997 (17 years) Non-Independent		Mr. Rogers serves as Deputy Chairman and Executive Vice-President of the Emerging Business and Corporate Development of the Corporation. He is the Control Trust Chair and a member of the Advisory Committee of the Rogers Control Trust.(4) Mr. Rogers previously served as President and Chief Executive Officer of Rogers Cable Communications Inc. from 2003 to 2009. Mr. Rogers worked for Comcast Corporation, Philadelphia from 1993 to 1996. He served as Vice President and General Manager, Paging, Data and Emerging Technologies of Rogers Wireless Inc. from 1996 to 1998; Vice President and General Manager, GTA of Rogers Cable Inc. from 1998 to 2000; and Senior Vice-President, Planning and Strategy of the Corporation from 2000 to 2002. Mr. Rogers is Chairman of The Toronto Blue Jays and Rogers Bank and is on the Board of Directors of Maple Leaf Sports & Entertainment and CableLabs. Mr. Rogers also sits on the Boards of The Hospital for SickKids Foundation and the ONEXONE Foundation. Mr. Rogers holds a B.A., University of Western Ontario.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		11 of 11	100%	Nil
		Finance		7 of 7	100%
		Nominating		2 of 2	100%

		Combined Total		20 of 20	100%
		Skills and Experience: cable, telecommunications, director(3)
Equity Ownership: Mr. Rogers is subject to share ownership requirements in his capacity as an employee of the Corporation – See “Share Ownership Requirements under Compensation Governance” below
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2013 Cash Retainer
2013	2,000	1,004,318	Nil	n/a	n/a	n/a	n/a
2014	2,000	1,005,335	Nil	n/a	n/a	n/a	n/a
Change	Nil	1,017	Nil	n/a	n/a	n/a	n/a
Voting Results of 2013 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					104,235,578	468,470	104,754,353
Percentage of votes					99.50%	0.45%	100%

2014 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    15

Loretta Anne Rogers(6) Age: 74 Toronto, Ontario Canada Director Since: 1979 (35 years) Non-Independent		Mrs. Rogers serves as a Corporate Director and is a member of the Advisory Committee of the Rogers Control Trust.(4) Mrs. Rogers is President of the Canadian Lyford Cay Foundation and a member of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the Toronto General & Western Hospital Foundation and The Bateman Foundation. Mrs. Rogers holds a B.A., University of Miami, an honourary Doctorate of Laws, University of Western Ontario, and an honourary Doctor of Laws, Ryerson University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		11 of 11	100%	Nil

		Combined Total		11 of 11	100%
		Skills and Experience: director(3)

Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2013 Cash Retainer
2013	2,000	85,945	60,740	$7,311,576	6.0	Yes	112.5
2014	2,000	55,605	66,396	$5,321,323	6.0	Yes	81.9
Change	Nil	-30,340	5,656	$-1,990,253		Nil
Voting Results of 2013 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					104,691,823	12,225	104,754,353
Percentage of votes					99.94%	0.01%	100%

Martha Loretta Rogers(6) Age: 41 Toronto, Ontario Canada Director Since: 2008 (6 years) Non-Independent		Ms. Rogers is a member of the Advisory Committee of the Rogers Control Trust.(4) She holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards including as Chair of The Rogers Foundation, and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc. Ms. Rogers is a director of the Canadian Lyford Cay Foundation, a member of the Advisory Board of Artists for Peace and Justice, RYOT.org and is Chair of Global Poverty Project Canada.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		11 of 11	100%	Nil
		Pension		1 of 2	50%

		Combined Total		12 of 13	92%
		Skills and Experience: director(3)

Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2013 Cash Retainer
2013	200	602,210	16,925	$30,631,696	6.0	Yes	471.3
2014	200	602,210	20,928	$26,740,654	6.0	Yes	411.4
Change	Nil	Nil	4,003	$-3,891,042		Nil
Voting Results of 2013 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					104,693,377	10,671	104,754,353
Percentage of votes					99.94%	0.01%	100%

16    ROGERS COMMUNICATIONS INC.    2014 MANAGEMENT INFORMATION CIRCULAR

Melinda Mary Rogers(6) Age: 43 Toronto, Ontario Canada Director Since: 2002 (12 years) Non-Independent		Ms. Rogers has served as Senior Vice-President, Strategy and Development of the Corporation, since October 2006 and Founder of Rogers Venture Partners since September 2011. Ms. Rogers is the Control Trust Vice-Chair and a member of the Advisory Committee of the Rogers Control Trust.(4) Ms. Rogers joined Rogers Communications Inc. in 2000 as Vice President, Venture Investments and has also served as Vice President, Strategic Planning & Venture Investments from 2004 to 2006. In addition to her role within RCI, Ms. Rogers has served as a board member and advisor for a number of companies. She is currently the Chairman of the Jays Care Foundation, and is a director of The Governing Council of the University of Toronto, and Next Issue Media. Prior to joining Rogers, Ms. Rogers was a Product Manager for Excite@Home, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario and an M.B.A. from Joseph L. Rotman School of Business at the University of Toronto.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		10 of 11	91%	Nil
		Nominating		2 of 2	100%
		Pension		2 of 3	67%
		Finance		7 of 7	100%

		Combined Total		21 of 23	91%
		Skills and Experience: telecommunications, finance, director(3)
Equity Ownership: Ms. Rogers is subject to share ownership requirements in her capacity as an employee of the Corporation
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2013 Cash Retainer
2013	200	603,960	3,887	n/a	n/a	n/a	n/a
2014	200	603,960	4,072	n/a	n/a	n/a	n/a
Change	Nil	Nil	185	n/a	n/a	n/a	n/a
Voting Results of 2013 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					104,235,548	468,500	104,754,353
Percentage of votes					99.50%	0.45%	100%

Charles Sirois Age: 59 Montreal, Quebec Canada Director Since: 2012 (2 years) Independent		Mr. Sirois is Chair of the Board of the Canadian Imperial Bank of Commerce and has been a director since 1997. Mr. Sirois is also Chairman of Telesystem Ltd., a private holding company of which he is the founder and principal shareholder, and Founder and Chairman of Enablis Entrepreneurial Network, a Canadian-based not-for-profit organization whose mission is to drive meaningful economic development by empowering individual entrepreneurs in the developing world. He is also Founding Partner of Tandem Expansion Fund, a private investment fund focused on growth capital for high potential Canadian technology companies. Mr. Sirois has extensive experience in telecommunications, having held senior positions at BCE Mobile Communications and Teleglobe and having founded and held senior positions at Microcell Telecommunications and Telesystem International Wireless. Mr. Sirois holds a Bachelor’s degree in Finance from Université de Sherbrooke, a Masters degree in Finance from Université Laval, as well as honorary doctorates from Université du Québec à Montréal, University of Ottawa, Concordia University, Université Laval and École de technologie supérieure. Mr. Sirois received the Order of Canada in 1994 and was appointed knight of the Ordre national du Québec in 1998. In 2010, he was inducted into Canada’s Telecommunications Hall of Fame.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		9 of 11	82%	Canadian Imperial Bank of
		Finance		6 of 7	86%	Commerce
						(TSX/NYSE:CM)

		Combined Total		15 of 18	83%
		Skills and Experience: telecommunications, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2013 Cash Retainer
2013	Nil	3,940	3,686	$374,459	6.0	Yes	5.8
2014	Nil	3,940	7,530	$491,687	6.0	Yes	7.6
Change	Nil	Nil	3,844	$117,228		Nil
Voting Results of 2013 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					104,696,850	7,198	104,754,353
Percentage of votes					99.95%	0.01%	100%

2014 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    17

John H. Tory, O. Ont.(7) Age: 59 Toronto, Ontario Canada Director Since: 2010 (4 years) Independent		Mr. Tory is a Corporate Director, and a member of the Advisory Committee of the Rogers Control Trust.(4) He served as a Member of Provincial Parliament and Leader of the Official Opposition in Ontario. Previous to that he was President & CEO of Rogers Media Inc. (1995-1999) and Rogers Cable Inc. (1999-2003). He was a managing partner of the law firm Torys LLP before joining Rogers. He is Chair of the Greater Toronto Civic Action Alliance (formerly Toronto City Summit Alliance), a broadcaster and is active in numerous charitable and community organizations.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		11 of 11	100%	Metro Inc.
		Corporate Governance		6 of 6	100%	(TSX:MRUA)
		Nominating		2 of 2	100%
		Human Resources		6 of 6	100%

		Combined Total		25 of 25	100%
		Skills and Experience: communications, senior executive(1), director(3), law, public sector(5)
Equity Ownership:
Year	Class A Shares	Class B Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2013 Cash Retainer
2013	7,812	114,000	6,949	$6,373,564	6.0	Yes	98.1
2014	7,812	111,000	8,865	$5,496,430	6.0	Yes	84.6
Change	Nil	-3,000	1,916	$-877,134		Nil
Voting Results of 2013 annual general meeting:
					Votes for	Votes withheld	Total votes cast
Number of votes					104,702,198	1,850	104,754,353
Percentage of votes					99.95%	0.001%	100%

Notes:

(1)	Senior officer or Chair of the Board of a major organization.
(2)	Equity at Risk is determined by adding the value of Class A Shares, Class B Shares and DSUs beneficially owned. Certain directors have control or direction over Class B shares which are not reported here as they are not included in the determination of Equity at Risk. The value of the Class A Shares and Class B Shares is determined with reference to the closing price for those shares on the Toronto Stock Exchange on March 3, 2014, which was $45.40 and $42.90, respectively. The value of DSUs is the fair market value of a DSU on March 3, 2014, calculated based on the weighted average trading price of the Class B Shares on the Toronto Stock Exchange for the five trading days before March 3, 2014 which was $42.85. For 2013, Equity at Risk was calculated using the value of the Class A Shares and Class B Shares determined on March 5, 2013, which was $50.49 and $49.48, respectively, and using the fair market value of a DSU calculated based on the weighted average trading price of the Class B Shares on the Toronto Stock Exchange for the five trading days before March 5, 2013, which was $48.70.
(3)	Director of another major public, private or non-profit organization.
(4)	Voting control of the Corporation is held by the Rogers Control Trust. See “Outstanding Shares and Main Shareholders”, above.
(5)	Including crown corporations and educational institutions.
(6)	Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers and Melinda M. Rogers, are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, please see “Outstanding Shares and Main Shareholders”, above.
(7)	Mr. Tory was a director of Charter Communications Inc. when it filed for protection from its creditors in 2009.
(8)	Mr. MacDonald and Mr. Burch each have 5 years to attain the required ownership. For additional information, please see “Share Ownership Requirements” under Director Compensation.

Each of the proposed nominees is now a director and has been a director since the date indicated above. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, directly or indirectly, not being within our knowledge, has been furnished by the respective proposed nominees individually.

2. APPOINTMENT OF AUDITORS

KPMG LLP have been our external auditors for over thirty years. They were re-appointed at our annual general meeting of the Shareholders of the Corporation on April 23, 2013.

Upon recommendation of the Audit committee, management proposes that KPMG LLP be re-appointed as auditors of the Corporation. The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote FOR the appointment of KPMG LLP as auditors to act until the next Annual General Meeting.

18    ROGERS COMMUNICATIONS INC.    2014 MANAGEMENT INFORMATION CIRCULAR

The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

Auditors’ Fees	2013		2012
	($)%		($)%
Audit Fees(1)	$5,914,250	65.4	$6,158,529	64.5
Audit-Related Fees(2)	751,829	8.3	463,044	4.8
Tax Fees(3)	1,418,628	15.7	1,512,418	15.8
All Other Fees(4)	957,571	10.6	1,421,369	14.9
Total	$9,042,278		$9,555,360	100

Notes:

(1)	Consist of fees related to audits in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and consultations related to accounting matters impacting the consolidated financial statements.
(2)	Consist mainly of pension plan audits, audits and reviews of subsidiaries for statuatory or regulatory reporting, French translation of certain filings with regulatory authorities, and other specified procedures engagements.
(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.
(4)	Consist mainly of fees for operational advisory and risk management services.

3. AMENDMENT TO THE ARTICLES OF THE CORPORATION

In 2013 the Canadian Securities Administrators (CSA) adopted amendments to streamline the delivery process by which reporting issuers send proxy-related materials to and solicit proxies and voting instructions from registered holders and beneficial owners of their securities. Under the new notice-and-access provisions reporting issuers may post these materials on a website and provide written notice to the shareholders as to when and where they are available. In order to facilitate the Corporation’s ability to comply with and take advantage of the notice-and-access provisions without the need to obtain prior consent from individual shareholders, Article 11.2 of the Articles of the Corporation needs to be amended to remove the requirement for such consent. Among other things, the Corporation’s ability to use notice-and-access will keep unnecessary usage of paper to a minimum, allow shareholders to receive shareholder information more quickly than conventional mail and permit the Corporation to reduce its carbon footprint as well as printing and postage costs. While notice-and-access will be permitted under the amended Articles, the Corporation will still be required to comply with all applicable laws.

The resolution to approve the amendment of Article 11.2 of the Articles of the Corporation which will be presented at the meeting and, if deemed appropriate, approved with or without variation is as follows:

“1. THAT Article 11.2 of the Articles of the Corporation be deleted in its entirety and replaced with the following:

11.2    Additional Electronic Delivery – In addition, subject to the requirements of any other applicable law, the Corporation may satisfy the requirement to send any notice or other document referred to in Article 11.1, so long as the Corporation is a reporting issuer, if given in accordance with the requirements of “notice-and-access” under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer or any successor thereof.”

To be effective, the resolution must be approved by the affirmative vote of the majority of the votes of holders of Class A Shares cast at the meeting. The management representatives named in the enclosed proxy card intend (subject to contrary instructions) to vote FOR such resolution.

2014 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    19

Executive Compensation

LETTER TO SHAREHOLDERS

On behalf of the Human Resources Committee (previously the Compensation Committee) and the Board of Directors, we are pleased to provide an overview of our key accomplishments, highlight changes to compensation, as well as describe how our 2013 executive compensation aligns with our performance for the year and rewards our excellent management team for another strong year. Further details are provided in the Compensation Discussion & Analysis that follows.

20    ROGERS COMMUNICATIONS INC.    2014 MANAGEMENT INFORMATION CIRCULAR

Key Accomplishments

2013 was a challenging year for our industry, but we managed to overcome obstacles and achieved significant successes. We are confident that these key accomplishments, highlighted below, will serve to position Rogers for success in the upcoming years. A select list of key accomplishments is provided below:

New CEO	• Guy Laurence joined Rogers in December 2013, as our new President and Chief Executive Officer, succeeding Nadir Mohamed who retired from Rogers.
Strategic Initiatives & Enterprise Priorities

•      Strengthening the Customer Experience: We launched several new programs this year to improve the customer experience, including Canada’s first Share Everything plans for individuals, families and small businesses.

•      Rogers First Rewards, a new loyalty program allowing customers to earn points on their eligible purchases and redeem them online for a wide selection of Rogers products and services, was launched in the Greater Toronto Area, Ottawa, Kingston, Sudbury and other cities throughout Ontario.

•      We also received regulatory approval to launch a Rogers credit card which augments the loyalty program and will accelerate the rate at which customers earn points.

•      We continued to expand our high speed wireless LTE 4G broadband network in 2013, and offered the largest selection of LTE devices of any carrier in Canada. Our LTE 4G network was the first in Canada, which covered approximately 73% of the Canadian population at December 31, 2013.

•      Strategic acquisitions of Score Media Inc., Mountain Cablevision Ltd., Blackiron Data ULC and Pivot Data Centres were completed.

•      Exclusive 12-year licensing agreement to broadcast national NHL games, beginning with the 2014-2015 season was signed.

•      Employee engagement

¡        Named one of Canada’s Top 100 Employers

¡        Employee engagement scores continue to be at “best in class” levels

¡       Named one of Canada’s 50 Most Engaged Workplaces

Financial Performance

•      Our management team delivered on their financial guidance targets in what continue to be highly competitive and regulatorily intense markets.

•      Consolidated operating revenue was 2% higher this year compared to 2012, led by an increase in data revenue at Wireless, higher Internet revenue at Cable, higher Next Generation revenue at Business Solutions and higher subscriber revenue at Media. Revenue grew by 3% in Cable, 7% in Business Solutions and 5% in Media, while revenue at Wireless remained unchanged, as the increase in data revenue was offset by the decrease in voice revenue.

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•      Consolidated adjusted operating profit rose 3% this year to $4,993 million, with consolidated adjusted operating profit margins of 39.3%, resulting from higher revenue, the realization of cost efficiencies and shifts in the mix of revenue from products and services sold.

•      Pre-tax free cash flow, defined as adjusted operating profit less spending on property, plant and equipment, and interest on long-term debt (net of capitalized interest), increased by 1% compared to 2012, to $2,044 million due to a 3% increase in adjusted operating profit offset by higher spending on property, plant and equipment. After-tax cash flow decreased by 6% from 2012 levels to $1,548 due to a 31% increase in cash taxes.

Relative Performance	• Achieved a one-year comparative total shareholder return of 11% for 2013, and 56% over the past three years.

CEO Transition

Guy Laurence succeeded Nadir Mohamed as President and Chief Executive Officer in December 2013. Mr. Laurence brings 30 years of global experience in the telecommunications and media industries.

Compensation arrangements agreed to with Mr. Laurence were benchmarked against our peers. It was important to the Corporation that Mr. Laurence’s compensation arrangements provide a balanced mix with strong performance components, and are tied to long-term shareholder value creation. Therefore, upon his appointment on December 2, 2013, Mr. Laurence received a prorated 2013 award of Performance Stock Options (PSOs) and Performance Restricted Share Units (PRSUs) equal to 235% of his annual base salary. The PSOs are subject to similar time and performance vesting conditions as for the other Named Executive Officers (NEOs). The PRSUs are subject to the same 2013 – 2015 performance conditions as for the other NEOs.

In consideration of the total value Mr. Laurence forfeited with his previous employer, sign-on grants of PSOs, PRSUs and Deferred Share Units (DSUs) equal to $9 million in aggregate were made on December 2, 2013. PRSUs granted in respect of his sign-on award are subject to performance conditions mutually agreed to with Mr. Laurence. The DSUs awarded to Mr. Laurence will vest equally on each of the first three anniversaries of the date of grant.

Changes to Compensation Programs for 2013

For 2013 we made the following changes to our compensation programs to further align with leading governance practices and reinforce the pay for performance strategy:

•

A new CEO employment contract which includes a Recoupment Policy (claw back) in the event of financial restatement due to misconduct, share ownership requirements equivalent to 5x salary (within 5 years), and post-employment share ownership requirement for 1 year.

•

A new organization wide Short-Term Incentive Program (STIP) was introduced focusing on key financial metrics, enterprise priorities and performance relative to competitors. A multiplicative formula rewards strong team and individual performance.

•

Modified the mix of long-term incentive vehicles for senior executives (except the CEO), from 50% performance stock options and 50% performance share units to 25% performance stock options and 75% performance share units.

•	Adjusted long-term incentive target award levels for 2014 to align more closely with the market.

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2013 Pay for Performance

Primary performance metrics that drive Rogers performance are also the focus of our incentive programs including: Adjusted Operating Profit and Revenue. Discretion is also applied as determined by achievement on key enterprise priorities and performance relative to competitors.

The year presented many industry and regulatory challenges, along with increased competition. However, with the strong efforts of the employees and management team, the organization made progress in some key areas. On that basis, the final bonus pool was set at 83% of the target pool, and individual employee bonus amounts were determined based on team and individual performance.

The Talent Agenda

The integration between the talent management, succession, and compensation programs is a critical priority for enabling the organization to attract, retain, and motivate the right talent, and to take the organization forward and deliver on our customer and shareholder commitments. Throughout the year, we continued to review and discuss the progress on our executive development and succession plans, and receive reports of the talent management plans across the Corporation. The Committee will work closely with the new CEO and the management team to further align the talent agenda with the organization’s business strategy.

2014 Priorities

In 2014, the Committee will be working closely with the new CEO and the management team to execute on the long term business strategy of the Corporation, through decisions that strengthen the connection between pay and long-term shareholder value. In addition to this, the Committee will continue to focus on key areas of succession planning and talent management to ensure we have the right talent in the right roles in order to execute on our strategy. We will continue to review our executive compensation programs to ensure they remain competitive with the external market, and that the executive team remains aligned with the business priorities and delivering long-term sustainable value to you, our shareholders. We also work with our independent advisor, Hugessen Consulting Inc., to align with current best practices, governance and regulatory trends. We are committed to continually evolving our compensation programs to ensure they reflect our corporate strategy.

Conclusion

On behalf of the Human Resources Committee and the Board of Directors, we are committed to open and transparent communication with our shareholders and we invite you to review the following sections which provide a more detailed view of our executive compensation programs, methodology, and actual pay for our top executives in 2013.

Alan D. Horn, CPA, CA Chairman of the Board	John H. Tory Chairman, Human Resources Committee

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COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion & Analysis describes and explains the Corporation’s compensation philosophy and objectives and the significant elements of compensation of the Corporation’s Named Executive Officers (NEOs) during the 2013 financial year. In 2013, the team of NEOs included:

Name	Position Title
J. Guy Laurence(1)	President and Chief Executive Officer (CEO)
Nadir Mohamed	Former President and Chief Executive Officer (Former CEO)
Anthony Staffieri	Executive Vice President and Chief Financial Officer (CFO)
Robert W. Bruce	President, Communications
Edward Rogers	Executive Vice President, Emerging Business and Corporate Development
Keith Pelley	President, Media

(1)	J. Guy Laurence succeeded Nadir Mohamed as the CEO on December 2, 2013. Mr. Mohamed retired on December 1, 2013.

Human Resources Committee

The Human Resources Committee (Committee) is comprised of four independent directors. Committee members at year-end 2013 were John H. Tory, Chair of the Committee, Peter C. Godsoe, Thomas I. Hull and Isabelle Marcoux. Mr. Godsoe and Mr. Hull both sit on the Executive, Finance, and Corporate Governance Committees. In addition, Mr. Godsoe and Mr. Tory sit on the Nominating Committee. Mr. Tory and Ms. Marcoux also sit on the Corporate Governance Committee.

All Committee members have a thorough understanding of policies, principles, and governance related to human resources and executive compensation, and the necessary financial acumen to apply to the evaluation of executive compensation programs. They have acquired this knowledge through experience in prior roles, some of which include former chief executive officer positions of large publicly traded companies, as well as other directorship roles. For more information on the occupations, skills, experience, and independence of each Committee member, please refer to the director profiles contained in this Information Circular.

Role of the Committee

The Committee is responsible for assisting the Board in its oversight of the compensation, development and succession of the Corporation’s executives (for more information on the Committee’s mandate, please refer to Appendix C to this Information Circular for the full mandate of the Committee or visit the Corporate Governance section of our website at rogers.com/investors).

The Human Resources Committee met six times during 2013 in order to review key items according to its mandate and annual work plan. The Chair of the Board and members of management, including the CEO, attended the meetings at the invitation of the Chair of the Committee as did the Committee’s independent advisor, Hugessen Consulting Inc. (Hugessen). At each meeting there is an in-camera session without management or the independent advisor present. The Committee takes the opportunity at the meetings to meet with their independent advisor, without management. Final approval of resolutions is made at the in-camera sessions at the end of the meetings.

Highlights in 2013

The Committee’s decisions about executive compensation policies and practices are made within the context of the Corporation’s goals of continuing to be an industry leading, high-performing communications and media company with a superior performance-driven employee

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culture and commitment to customer satisfaction. To this end, the Committee’s mandate is to oversee management in the attraction, retention and succession of talented and highly motivated people that will excel in a fast-paced and dynamic environment.

The following highlights items reviewed and approved by the Committee in 2013:

Topic	Highlights
CEO Performance, Priorities, and Compensation

•      Reviewed and approved the CEO’s 2013 priorities

•      Reviewed the performance of the CEO and recommended approval of his compensation to the Board in respect of 2013

•      Recruited and hired a new CEO

•      Determined the compensation arrangements for the incoming CEO

Succession Planning and Talent Management	• Reviewed the progress on our executive development, succession plans, and talent management plans across the Corporation.
Senior Executive Performance and Compensation	• Discussed the CEO’s annual performance assessments and approved compensation submitted by the CEO for other senior executives
Compensation Plan Design	• Reviewed the extent to which performance measures for 2013 were achieved and approved funding levels for executive and broad-based employee incentive plans based on this achievement
Governance	• Were informed of regulatory and governance updates by the Committee’s independent advisor and by the General Counsel
Public Disclosure	• Reviewed and approved this report of the Committee, including the CD&A

Talent Management and Succession Planning

A key part of the Committee’s annual work plan is the focus on building talent, deepening bench strength and ensuring that succession plans are in place for the most pivotal roles in the Corporation. Annually, the CEO provides a comprehensive update to the Committee on the strength and areas to improve the overall executive leadership, including a review of high potential talent and the plans that are in place to both retain and accelerate the development of the Corporation’s strongest leaders.

The Corporation also has an Annual Talent Management Review Process that is driven by the CEO and focuses on roles at the Director level and above. The annual reviews incorporate a metrics driven process that examines the strength of the Corporation’s key management teams, bench strength and succession planning for all roles deemed to be critical positions. Periodic updates on the key organization and talent issues are also regularly discussed at Committee meetings.

In addition, the Corporation has a focused plan to ensure a high level of engagement is achieved for all employees in the organization. Twice a year, the Corporation conducts a company-wide employee engagement survey. This also includes an assessment of leadership accountability. Management is accountable to act on the results to strengthen teams and ensure the Corporation is able to attract, retain and motivate the talent needed to drive success and execute on its plan.

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Committee’s Independent Compensation Advisor

The Committee engages an independent advisor that is directly retained, instructed by and reports to the Committee and all work must be pre-approved by the Committee. The advisor’s role is to provide independent advice, analysis, and expertise to assist the Committee in evaluating compensation recommendations put forward by management in order to ensure sound decisions within an effective governance framework.

The independent advisor provides the following services:

•	Attend and contribute at meeting(s), as determined by the Chair;

•	Apprise the Committee of evolving governance trends and best practices;

•	Review all compensation materials in advance of each meeting in order to provide independent advice and counsel on meeting content and recommendations;

•	Present relevant benchmarking analysis to the Committee in order to evaluate the market positioning of key executive roles; and

•	Assist the Chair in preparing performance and compensation recommendations for the CEO.

The Committee engaged Hugessen Consulting Inc. (Hugessen) as its independent advisor starting in August 2006. Hugessen provides no other services to the Corporation. The fees paid to Hugessen in 2013 include annual work and special projects related to the CEO transition. Management engages Towers Watson from time to time to provide compensation consulting and services in developing recommendations for the Committee’s review and approval. Towers Watson was first engaged by the Corporation for this purpose in 2009. Fees paid to Hugessen and Towers Watson are listed below:

Advisor	Executive Compensation- Related Fees
	2012	2013
Hugessen Consulting Inc.(1)	$287,066	$396,891
Towers Watson(2)	$61,209	$106,915

(1)	Fees paid to Hugessen in 2012 have been revised
(2)	Fees paid to Towers Watson in 2013 reflect work prepared for Management in support of Committee meetings and projects strictly for Management

The decisions made by the Committee reflect factors and considerations in addition to the information and recommendations provided by Hugessen and Towers Watson.

Compensation Risk Oversight

In 2013, management engaged Towers Watson to conduct a comprehensive assessment of the Corporation’s executive compensation plans to evaluate whether there are any compensation-related risks within the programs which are likely to have a material adverse effect on the organization. Towers Watson found that Rogers has a responsible and effective approach to risk management and compensation governance, and concluded that our plans are well balanced and do not encourage excessive risk-taking behaviour. A full report was presented to the Committee in February 2014.

Based on the comprehensive review of our risk management discipline, governance approach, and plan design, as well as the above ‘risk mitigating’ features, the Committee is confident that the Corporation’s compensation structure is balanced and well governed, and does not encourage risk taking behaviour which is likely to have a material adverse effect on the Corporation.

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Executive Compensation Philosophy and Objectives

The Corporation fosters a “pay for performance” culture by placing strong emphasis on incentive compensation for its executives. The primary objectives of our executive compensation programs are:

•	Attract and motivate talented executives in a competitive environment.

•	Reward executives appropriately for exceptional organizational and business unit performance (opportunity for above median total direct compensation for above median performance).

•	Recognize strong performance over both the short and long-term.

•	Align management’s interests with those of shareholders through performance conditions in incentive plans and share ownership expectations.

•	Retain high performing executives and encourage their long-term career commitment to the Corporation through diversity of experience and differentiation of pay.

•	Ensure that our compensation plans align with good governance practices, and do not incent risk taking behaviour beyond the Corporation’s risk tolerance.

Different performance measures are used for the Corporation’s STIP and Long-Term Incentive Plan (LTIP) in order to balance the objectives that facilitate annual growth and those that reward the creation of long-term shareholder value. The use of customer satisfaction performance measures, in addition to financial measures, to determine awards under the Corporation’s STIP reflects the Corporation’s commitment to keeping executives focused on the importance of creating and maintaining customer loyalty.

Compensation Framework

The Corporation’s executive compensation program and policies are designed to ensure that there is a clear link between the Corporation’s short-term and longer-term business strategy and compensation outcomes. A significant portion of executive compensation is therefore tied to executive incentive programs based on key corporate objectives. The executive compensation program is also designed to be market competitive in order to attract, retain and motivate outstanding executive talent.

Benchmarking

The current executive compensation Peer Group consists of a sample of 15 large Canadian publicly-traded companies. These companies were selected on the basis of revenue and market capitalization with representation across industries. As this sample is also used to assess the competitiveness of our broader executive population, the peers were originally also selected on the basis that they participated in Towers Watson’s executive survey.

The companies in the Peer Group were selected by the Committee in 2010 and are reviewed annually. The companies in the Peer Group continued to be relevant in 2013 as key competitors for executive talent. While there are few direct competitors in Canada for each of Rogers primary businesses, the peer companies identified below provide a comprehensive basis for comparing compensation against Canadian organizations of similar size and scope. As part of determining the appropriate pay levels and mix of pay elements, the Corporation also reviews the pay practices of direct peer companies such as BCE Inc. and TELUS Corporation.

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A comprehensive review of our peer group(s) is underway in 2014 to ensure ongoing alignment with our talent strategy.

Peer Group for 2013
Company	Sector	Total Revenue(1)(2)	Market Capitalization(1)
Agrium Inc.	Materials	$15,727	$14,041
Bank of Montreal	Financials	$15,674	$45,611
Barrick Gold Corporation	Materials	$12,511	$21,791
BCE Inc.	Telecommunication Services	$20,400	$35,691
Blackberry	Information Technology	$11,073	$4,095
Bombardier Inc.	Industrials	$18,151	$8,015
Canadian Natural Resources Ltd.	Energy	$14,589	$39,028
Canadian Tire Corp. Ltd.	Consumer Discretionary	$11,786	$8,065
Enbridge Inc.	Energy	$32,918	$38,435
Husky Energy Inc.	Energy	$23,317	$33,140
Imperial Oil Ltd.	Energy	$31,506	$39,871
Talisman Energy Inc.	Energy	$4,761	$12,789
Teck Resources Ltd.	Materials	$9,382	$15,949
TELUS Corporation	Telecommunication Services	$11,336	$22,792
TransCanada Corporation	Energy	$8,797	$34,318
Market Median		$14,589	$22,792
Rogers Communications		$12,706	$24,903

(1)	Financial scope information sourced from S&P Capital IQ. Revenue reflects each company’s last reported financial year end. Market capitalization as of December 31, 2013.
(2)	Currency as reported

Positioning of Executive Compensation

The Committee follows the philosophy of generally positioning our target total direct compensation (salary + target bonus + target long-term incentives) of the NEOs around the median of the competitive market data. Individual compensation (targets and actuals) are based on incumbent experience, performance and criticality of role.

To ensure a strong link between pay and performance, this is further reinforced by providing the following:

•	Median pay for target performance

•	Above median pay for above target performance

•	Up to top quartile pay for top talent with above target performance

In determining the appropriate level and mix of pay for the NEOs, the Committee considers, among other things, the individual skills, qualifications, ability, retention risk, experience and performance of the particular NEO. Compensation for an executive may be set above median to reflect the strategic importance of the role within the Corporation, market conditions, as well as individual experience, sustained performance in role and future potential.

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Target Total Direct Compensation Mix

The executive compensation program is comprised of six elements, including salary, short-term incentives, long-term incentives, pension, benefits, and executive perquisites.

The Corporation’s commitment to pay for performance is reflected in its variable compensation plans (or ‘at risk’ pay), which are strongly influenced by the individual’s performance as well as the Corporation’s business results.

Target total direct compensation mix for 2013 included:

Name	Salary	Target STIP		Target Total Cash Comp.	Target LTIP		Target Total Direct Comp.
		% of Salary	$ Value		% of Salary	$ Value
J. Guy Laurence(1)	$1,200,000	125%	$1,500,000	$2,700,000	470%	$5,640,000	$8,340,000
Nadir Mohamed	$1,200,000	125%	$1,500,000	$2,700,000	420%	$5,040,000	$7,740,000
Anthony Staffieri	$600,000	100%	$600,000	$1,200,000	110%	$660,000	$1,860,000
Robert W. Bruce	$720,000	100%	$720,000	$1,440,000	110%	$792,000	$2,232,000
Edward Rogers	$675,000	100%	$675,000	$1,350,000	110%	$742,500	$2,092,500
Keith Pelley	$650,000	100%	$650,000	$1,300,000	110%	$715,000	$2,015,000

(1)	Reflects 2014 Target Total Direct Compensation

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Elements of Compensation

To ensure a balanced approach to compensation and a focus on both short and long-term objectives, Rogers NEOs are paid based on a combination of elements as described below:

Element	Design Summary					Purpose
Fixed Compensation
Base Salary	• Fixed rate of pay • Individual salary based on competitive market for talent, individual experience and sustained performance and potential					• Reflects the market value of skills, experience and individual contribution
Benefits & Perquisites

•   Generally consistent with broader market practice, NEOs receive an executive allowance and executive disability insurance that provides coverage for the amount of the NEOs’ salary above the amount covered by the general disability plan

•   Except in the case of the CEO, such perquisites are not worth more than $50,000 per year

• To attract and retain exceptional talent • Provides market-comparable benefits
Performance-Based / At-Risk Compensation
Short-term Incentive Plan (STIP)	• New STIP design was implemented for 2013 across the entire organization based on Corporate, Team (business segment) and Individual performance					• Motivates achievement of key corporate, team and individual goals • Provides a strong link between overall performance of the Corporation, team and individual
	Corporate Revenue (35%) Adjusted Operating Profit (65%) Discretionary Modifier	X	Team Aligns with business segment-specific objectives	X	Individual Aligns with annual individual objectives
• Corporate, team and individual performance factors can vary between 0% and 150% of target. Overall, each NEO has the opportunity to receive up to 200% of their target STIP
Long-term Incentive Plan (LTIP) (See the “Summary of Long-term Incentive Plans” section for detailed information)

•   Annual LTIP grants for NEOs and other Senior Executives includes a mix of two vehicles: Performance Stock Options and Performance Restricted Share Units

•   New for 2013, all executives and directors below the Senior Executive Level receive long-term incentives (LTI) in the form of Restricted Share Units (RSUs). In previous years, awards were granted using a mix of RSUs and Stock Options

Performance Stock Options (PSOs)

•   In addition to a time-vesting requirement, pre-established share price performance targets must be met for vesting to occur

• To motivate executives to achieve long-term success, and to align executive and shareholder interests • Enables executives to participate in the growth and development of the Corporation

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Element	Design Summary	Purpose

Performance Restricted Share Units (PRSUs)

•  PRSUs have 1-year and 3-year cumulative Free Cash Flow targets which determine the number of units that will vest and pay out at the end of the 3 year performance period

Deferred Share Units (DSUs)

Select executives may convert their STIP or vested PRSUs into DSUs. DSUs track the price of Rogers Class B shares, and when dividends are paid additional DSUs are credited to the participant’s DSU account. They may be redeemed for cash only after termination of employment with the Corporation for any reason

Wealth Accumulation Programs
Defined Benefit Pension & SERP

•  NEOs participate in the Corporation’s Defined Benefit Pension Plan (the “DB Plan”), consistent with other employees of the Corporation

•  Certain senior executives participate in a defined benefit supplemental executive retirement plan (SERP) that provides benefits in excess of those provided in the Rogers DB Plan as a result of the limits under the Income Tax Act (Canada)

•  NEOs also have certain post-employment benefits and supplemental pension entitlements under their employment agreements

• To retain exceptional talent • Provides a competitive retirement plan • Rewards service to the Corporation
Employee Share Accumulation Plan (ESAP)

•  NEOs, along with all other employees of the Corporation, can participate in the Employee Share Accumulation Plan

•  An employee may elect to participate by making contributions up to a maximum of 10% of salary, provided that such contributions in any year do not exceed $25,000

•  Rogers contributes to each participating employee’s account an amount equal to:

–  25% of the aggregate contributions made during the first year of ESAP membership,

–  33% of the aggregate contributions made during the second year of ESAP membership, and

–  50% of the aggregate contributions made after the second year of ESAP membership

• To align with shareholder interests • Provides a benefit for all employees to become an “owner” of the Corporation

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Compensation Decisions for 2013

Input from Management

The Committee engages in active discussions with, and considers recommendations from, the CEO concerning:

•	Base salaries considering internal pay equity among executives,

•	Participation in the incentive programs and award levels,

•	Performance metrics in the incentive programs,

•	Performance targets, at the Corporate, team and individual levels for the coming year, where applicable, and

•	Actual achievement of performance against pre-determined targets.

The Corporation’s Senior Vice-President & Chief Human Resources Officer is involved in the compensation-setting process through the preparation of information for the Committee, which includes the recommendations of the CEO. The Committee also seeks input from their independent compensation advisor throughout the process, in reviewing and assessing such recommendations.

Salary

Salaries are reviewed annually and adjusted by the CEO and the Committee, as appropriate. It has been decided by the Committee that there will be no increase to NEO salaries for 2014.

Name	2012 Salary	2013 Salary	Increase %	2014 Salary	Increase %
J. Guy Laurence	n/a	$1,200,000	n/a	$1,200,000	0%
Nadir Mohamed	$1,200,000	$1,200,000	0%	n/a	n/a
Anthony Staffieri	$600,000	$600,000	0%	$600,000	0%
Robert W. Bruce	$720,000	$720,000	0%	$720,000	0%
Edward Rogers	$675,000	$675,000	0%	$675,000	0%
Keith Pelley	$650,000	$650,000	0%	$650,000	0%

Short-term Incentive Plan

For 2013, the Corporation introduced a new STIP design across the entire organization based on Corporate, team and individual performance. The new design allows for greater differentiation of individual awards based on an employee’s own contributions and the success of the team. Key metrics included Adjusted Operating Profit, Revenue, achievement of enterprise priorities and performance relative to competitors.

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The following pages summarize how the STIP pool is established and provides details on targets and actual performance results for the NEOs for 2013, as well as targets for 2014.

For 2013 and 2014, the following targets (as percentages of base salary) were approved for each NEO:

NEO	2013 STIP Opportunity (as a % of Salary)			2014 Target
	Minimum	Target	Maximum
J. Guy Laurence	—	—	—	125%
Nadir Mohamed	0%	125%	250%	—
Anthony Staffieri	0%	100%	200%	100%
Robert Bruce	0%	100%	200%	100%
Edward Rogers	0%	100%	200%	100%
Keith Pelley	0%	100%	200%	100%

Step 1: Establishing the Pool

The target pool is determined by taking the sum of individual target bonus levels and adding a pre-determined percentage to be used for performance differentiation purposes.

The pool is funded upon achieving a threshold level of Adjusted Operating Profit and adjusted after a thorough assessment of performance against strategic objectives. The final STIP pool, following approval by the Committee, is allocated at the discretion of the CEO across teams composed of the primary business units and functional areas of the Corporation.

For 2013, the pool was funded at 83% of target. This was in line with overall Corporate performance results, including the application of discretion.

Initial STIP Pool		Corporate Performance

Sum of Individual STIP Targets (includes amount for performance differentiation)	×	Financial Performance Achievement Revenue (35%) Adjusted Operating Profit (65%)	×	Human Resources Committee Discretion	=	Final Pool

Step 2: Determining 2013 Individual Awards

Corporate Performance and Discretion

Adjusted Operating Profit and Revenue target levels and ranges are calibrated by management and approved by the Committee at the beginning of the performance year:

•	Threshold performance is set at 95% of target for both Adjusted Operating Profit and Revenue measures.

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•	Under the terms of the plan, the 95% threshold level for Adjusted Operating Profit must be achieved in order for any payout to occur.

•	Stretch performance is set at 105% of target for both Adjusted Operating Profit and Revenue measures.

•	The payout factor for Corporate performance can vary from 0% to 150%.

In addition, to further align financial, operational and customer performance, the Corporation includes progress against enterprise priorities and achievement relative to competitors in its assessment of overall Corporate performance. The Committee evaluates the achievement against these objectives and considers the results when reviewing whether to exercise its discretion to adjust the formulaic Corporate performance factor upwards or downwards by + / -25%.

2013 Actual Corporate Performance Results

In 2013 the Corporation exceeded its Adjusted Operating Profit target, and was slightly below the established Revenue target, resulting in a calculated performance factor of 86.3%. The Committee reviewed the Corporation’s progress against its enterprise priorities and assessed overall performance relative to competitors. In consideration of Management’s recommendation, the Committee approved a final Corporate performance factor of 83%.

Corporate Measures	Threshold (95% of Target)	Target (100%)	Stretch (105% of Target)	Actual	Performance Score	Calculated Payout
Adjusted Operating Profit(1)(3) (65% weight)	$4,740,292	$4,989,781	$5,239,270	$4,993,280	100.1%	65.5%
Revenue(2)(3) (35% weight)	$11,814,691	$12,436,517	$13,058,343	$12,184,249	98.0%	20.8%
Financial Performance Achievement (% of Target) =						86.3%
Final Corporate Performance Factor (including Committee Discretion) =						83.0%

(1)	Adjusted operating profit is a Non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS, and does not have a standard meaning, so it may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” in the Corporation’s 2013 Annual Report for information about this measure, including how we calculate it.
(2)	Revenue excludes equipment revenue for wireless.
(3)	The calculated payout for each measure is interpolated for values between threshold and target and between target and stretch.

Team Performance

Each senior executive establishes business unit-specific goals at the beginning of the performance year. These goals are aligned with the Corporation’s overall strategic and financial objectives. The CEO assesses team performance based on the achievement of these goals, and the Committee reviews the CEO’s assessment and approves team performance.

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Individual Performance

Each NEO is assessed and their bonus is adjusted based on their individual performance against objectives during the year. For 2013, the President and CEO reviewed the individual performance of each NEO direct report and made a recommendation to the Committee for approval.

Target Award Salary x Target Bonus	×	Corporate Performance •Revenue (35%) •Adjusted Operating Profit (65%) •Committee Discretion Aligns with Corporate financial objectives	×	Team Performance Aligns with business segment-specific objectives	×	Individual Performance Aligns with annual individual objectives	=	Individual Payout

Mr. Laurence, in consultation with Mr. Mohamed, reviewed both team and individual performance and assigned scores for each NEO to determine their overall 2013 payout. A summary of awards for each NEO is provided in the table below:

NEO	Target STIP Award	Actual STIP Award
J. Guy Laurence	n/a	n/a
Nadir Mohamed	$1,500,000	$1,500,000
Anthony Staffieri	$600,000	$631,069
Robert Bruce	$720,000	$605,826
Edward Rogers	$675,000	$567,962
Keith Pelley	$650,000	$324,790

Long-term Incentive Plan Grant Values for 2013

The Corporation’s LTIP is intended to strengthen the alignment between the interests of the shareholders, the organization and the executives while enabling executives to participate in the growth and development of the Corporation. A material portion of the eligible NEOs total direct compensation opportunities are in the form of long term incentives, consistent with the Corporation’s compensation philosophy.

Grant Values for 2013

At the beginning of each fiscal year, the Committee approves the value of LTIP awards to be granted, and with the exception of the CEO’s LTIP, the Committee receives recommendations from the CEO and reviews these recommendations with their independent compensation advisor. Typically, the Committee does not take previous grants or length of service into account when setting new grants. In the case of exemplary individual performance during the year, a new hire or a promotion, the Committee may approve an award in excess of the targeted annual grant level based on their assessment of the rationale provided by the CEO.

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The table below summarizes the target and actual LTIP grant levels for NEOs for 2013. Following a review of competitive market data in 2013, management recommended and the Committee approved increases to target grant levels for 2014 for NEOs, excluding the CEO.

NEO	2013 Target (% of base salary)	2013 Actual (% of base salary)	2014 Target (% of base salary)
J. Guy Laurence(1)	470%	235%	470%
Nadir Mohamed	420%	420%	n/a
Anthony Staffieri	110%	200%	200%
Robert Bruce	110%	110%	200%
Edward Rogers	110%	90%	200%
Keith Pelley	110%	110%	200%

(1)	Mr. Laurence received a prorated award upon hire equal to 235% of his annualized base salary in respect of 2013. This amount does not include the PSOs, PRSUs and DSUs granted in respect of his special on-hire awards.

Mix of LTIP Vehicles for 2013

For 2013, Mr. Mohamed received LTI in the form of 50% PSOs and 50% PRSUs. Other NEOs received their LTI in the form of 25% PSOs and 75% PRSUs. This was a change in 2013, as previously all NEOs received their LTI in the form of 50% PSOs and 50% PRSUs. These vehicles provide incentives to achieve performance measures that are aligned with increasing long-term shareholder value.

In 2013, the Corporation stopped issuing stock options to employees below the Key Executive level to better align with prevalent market practices. All executives and directors below the Senior Executive level receive LTI in the form of RSUs. For detailed information on the design features and provisions of the LTIP vehicles see the ‘Summary of Long-Term Incentive Plans’.

Performance Stock Options

In addition to a time-vesting requirement, pre-established share price performance targets must be met in order for vesting to occur. Share price performance targets for March 1, 2013 grants include:

Proportion of Grant	Vesting Period	Share Price Target
25%	1 year	$50.9916
25%	2 years	$53.5412
25%	3 years	$56.2182
25%	4 years	$59.0291

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Performance Restricted Share Units

In February 2014, the Committee reviewed the Corporation’s performance against its Free Cash Flow targets and approved a payout score of 87.8% of target for PRSU awards granted in March 2011.

	Annual			Cumulative
	2011	2012	2013	2011-2013
Free Cash Flow Target	$2.692B	$2.711B	$3.016B	$8.420B
Free Cash Flow Achievement	$2.589B	$2.651B	$2.753B	$7.993B
Payout %	87.3%	93.7%	71.0%	91.5%
Weighting	16.67%	16.67%	16.67%	50%
Total Payout %				87.8%

(1)	For the purpose of calculating the total payout % for the performance restricted shared units, free cash flow is defined as adjusted operating profit less spending on property, plant and equipment.

In February 2014, the Committee set targets for the 2014 PRSU grant. Targets for this grant are not disclosed at this time because their disclosure will represent a significant competitive disadvantage.

Compensation Governance

Share Ownership Requirements

The share ownership requirement under the Senior Executive Ownership Program is designed to link the interests of executive officers to those of our shareholders by encouraging them to hold an ownership position in the Corporation’s shares. Guidelines must be met within five years. The share ownership requirements of individual NEOs are reviewed at each Committee meeting and the participating NEOs currently exceed these ownership requirements. The requirements and each participating NEO’s current share ownership are set out below.

NEO	Ownership Levels	Ownership Requirement ($)	Class A Shares (#)	Class B Shares (#)	RSUs / PRSUs (#)	DSUs (#)	Equity(1) ($)	Meets Requirements
J. Guy Laurence	5.0 x annual base salary	$6,000,000	0	0	106,900	38,758	$7,001,800	Yes
Anthony Staffieri	4.0 x annual base salary	$2,400,000	0	1,432	87,141	0	$4,257,716	Yes
Robert Bruce	3.0 x annual base salary	$2,160,000	0	21,477	36,461	0	$2,785,086	Yes
Edward Rogers	3.0 x annual base salary	$2,025,000	2,000	1,005,335	27,902	0	$49,766,688	Yes
Keith Pelley	3.0 x annual base salary	$1,950,000	0	95	32,889	15,861	$2,347,962	Yes

(1)	Equity is determined by adding the value of Class A Shares, Class B Shares, RSUs, PRSUs, and DSUs. Starting in 2013 vested but unexercised options (based on net in-the-money value) are excluded. The value of equity is determined with reference to the closing price for those shares on the TSX on December 31, 2013, which was $48.07 and $49.49 for Class B Shares and Class A Shares, respectively.

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STIP Deferral

To the extent an executive has not satisfied the share ownership requirements, as described above under “Share Ownership Requirements”, the executive is required to defer any annual cash bonus in excess of 100% of target in the form of RSUs vesting at the end of a three year period.

In addition, the Key Executives may elect to defer all or a portion of any annual cash bonus under the STIP in the form of RSUs or DSUs. See “Summary of Long-Term Incentive Plans” for more information on the RSU and DSU plans.

CEO Recoupment Policy (Claw Back) and Post-Retirement Holding Period

There could be a claw back of bonus and LTIP within 2 years in the event of financial restatement due to negligence, misconduct or fraud. Any claw back would be on the amount net of applicable taxes. In addition, the CEO will be required to maintain a minimum share ownership position for a period of one year following retirement or resignation from the Corporation.

Anti-hedging Policy

Rogers prohibits its reporting insiders from dealing in puts and calls, affecting any short sales, dealing in futures, option transactions or equity monetizations, or engaging in any other hedging transactions relating to the Corporation’s shares without the prior approval of the Corporate Governance Committee.

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Performance Graph

The following graph illustrates the change in value of $100 invested on December 31, 2008 (5 years ago) in:

•	Class A Shares (RCI.A)

•	Class B Shares (RCI.B)

•	Standard & Poor’s/Toronto Stock Exchange Composite Total Return Index (S&P/TSX Composite)

The graph also includes a NEO Total Direct Compensation Index which reflects the change in the sum of the Total Direct Compensation for all NEOs (salary + annual incentive awards + long-term incentive awards) for the past five years.

Indexed Returns for Years Ending
Company / Index	Dec 08	Dec 09	Dec 10	Dec 11	Dec 12	Dec 13
RCI.A	$100.00	$85.95	$97.34	$112.07	$132.16	$147.91
RCI.B	$100.00	$92.75	$101.68	$119.82	$143.37	$158.46
S&P/TSX Composite Total Return Index	$100.00	$134.95	$158.65	$144.75	$155.10	$175.31
NEO Total Direct Compensation Index[1]	$100.00	$90.14	$91.11	$77.66	$77.60	$87.29

(1)	In 2013 Mr. Laurence’s sign-on LTI of $11,820,000 and sign-on bonus of $750,000 are excluded from the NEOs Total Direct Compensation. Mr. Mohamed’s retirement payment of $17,242,636 was also excluded.

Values are given at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation, assuming that all dividends are reinvested.

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Generally, aggregate compensation of the NEOs decreased from 2008 to 2013 while the market price of the Corporation’s shares increased. In 2009, both share prices and aggregate NEO compensation declined relative to 2008. In 2010, both share prices increased relative to 2009 while NEO compensation remained flat. In 2011, while share prices increased, NEO compensation declined, which reflects, in part, a new mix of NEOs as well as reduced incentive plan outcomes. In 2012, the Corporation’s share prices continued to increase while NEO compensation showed no material change over 2011. In 2013, the Corporation’s share price increased further and NEO compensation increased nominally while remaining below 2008 levels.

Overall, the Committee is confident that the current executive compensation program and associated pay levels for its NEOs are well aligned to the Corporation’s performance over the prior five year period.

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SUMMARY COMPENSATION TABLE

The following Summary Compensation Table shows the amount and type of compensation granted to the NEOs in 2011, 2012 and 2013. J. Guy Laurence succeeded Nadir Mohamed as the CEO on December 2, 2013. Mr. Mohamed retired on December 1, 2013.

Name and Principal Position	Year	Salary ($)	Share Based Awards(1) ($)		Option Based Awards(1)(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value(4) ($)	All Other Compensation(5)	Total Compensation
						Annual Incentive Plans(3)	Long- Term Incentive Plans
J. Guy Laurence President and CEO(6)(8)	2013	69,231	6,810,000		5,010,000	Nil	Nil	54,933	755,833	12,699,997
	2012	—	—		—	—	—	—	—	—
	2011	—	—		—	—	—	—	—	—
Nadir Mohamed Former President and CEO(7)(8)	2013	1,130,769	2,520,440		2,520,044	1,500,000	Nil	1,856,084	17,242,636	26,769,973
	2012	1,200,000	2,520,564		2,520,032	1,380,000	Nil	504,094	84,300	8,208,990
	2011	1,200,000	2,481,242		2,482,340	1,468,500	Nil	463,980	84,300	8,180,362
Anthony Staffieri EVP and CFO	2013	600,000	900,615		300,011	631,069	Nil	111,960	19,909	2,563,564
	2012	600,000	330,255		329,970	634,800	Nil	89,033	18,972	2,003,030
	2011	46,153	2,000,194	(9)	Nil	900,000	Nil	7,120	Nil	2,953,467
Robert Bruce President, Communications	2013	720,000	594,416		198,059	605,826	Nil	124,434	12,500	2,255,235
	2012	720,000	396,685		395,964	662,400	Nil	136,497	12,500	2,324,046
	2011	720,000	391,233		389,929	704,880	Nil	98,817	12,500	2,317,359
Edward Rogers EVP, Emerging Business & Corporate Development(8)	2013	675,000	456,010		151,878	567,962	Nil	57,166	12,500	1,920,516
	2012	675,000	303,682		303,644	621,000	Nil	14,371	12,500	1,930,198
	2011	675,000	298,573		298,024	660,825	Nil	43,809	12,500	1,988,730

Keith Pelley President, Media	2013	650,000	536,626		178,753	324,790	Nil	115,176	Nil	1,805,345
	2012	650,000	356,827		357,377	293,800	Nil	93,675	Nil	1,751,679
	2011	650,000	353,483		352,453	742,040	Nil	83,049	3,750	2,184,775

Notes to the Summary Compensation Table:

(1)	The amounts shown for compensation purposes reflect the five-day weighted average trading price of Class B Shares on the TSX for the five trading days preceding the grant date. This ensures the compensation award values are not influenced by single day trading volatility.

Share Price for Purposes of:	December 2, 2013	June 17, 2013	March 1, 2013	March 1, 2012	March 1, 2011
Compensation (5-day average share price preceding date of grant)	$46.8663	$45.4337	$48.5634	$37.9603	$34.3187
Accounting (date of grant)	$48.02	$45.95	$49.05	$38.03	$34.17

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(2)	The compensation value for all stock option awards is determined using a Binomial model which is a common method for valuing stock options. The amounts disclosed represent the option fair value (compensation value) at the date of grant. In 2012, the Binomial valuation approach was used as the Committee believed it provides a more realistic estimate of an option value for a high-yield, low-volatility stock (previously, the Black-Scholes methodology was used).

Inputs	2013		2012		2011
	Compensation	Accounting	Compensation	Accounting	Compensation	Accounting
Valuation Methodology	Binomial	Trinomial	Binomial	Trinomial	Black-Scholes	Trinomial
Share Price Volatility	18.02%	26.40%	24.43%	27.70%	34.14%	28.20%
Dividend Yield	3.56%	3.30%	3.72%	4.00%	3.50%	4.00%
Risk-free Interest Rate	1.80%	1.20%	1.85%	1.70%	2.75%	2.90%
Expected Life	10 years (full term)	n/a	7 Years (full term)	n/a	7 Years (full term)	5.4 Years
Value per Option ($ Value)	$6.94	$9.78	$7.14	$7.79	$8.92	$7.30
Difference between Compensation and Accounting Values: Mr. Laurence Mr. Mohamed Mr. Staffieri Mr. Bruce Mr. Rogers Mr. Pelley	Compensation value was less than Accounting value - $2,045,566 - $1,028,922 - $122,493 - $80,867 - $62,011 - $72,984		Compensation value was less than Accounting value n/a - $201,794 - $26,432 - $31,707 - $24,315 - $28,617		Compensation value was greater than Accounting value n/a $451,480 n/a $70,919 n/a $54,204

(3)	Award amounts granted in or before 2013 relate to cash bonuses under the Corporation’s Annual Incentive Plan and are based on the achievement of pre-established annual performance goals approved by the Board on the recommendation of the Human Resources Committee. For 2013, in accordance with the incentive plan design, the CEO recommended and the Committee approved a discretionary adjustment to Mr. Staffieri’s annual bonus. Mr. Staffieri’s 2011 amount reflects a signing bonus in connection with the commencement of his employment.
(4)	The pension values represent the compensatory change as described in the “Pension Plan Benefits” section of this Information Circular. The 2013 and 2012 pension values reflect the value of the projected pension earned for service from January 1 to December 31 of the respective year. The period in 2011 was from October 1 to September 30. The change to a calendar year for 2012 was as a result of changes to accounting standards.
(5)	The value of perquisites and benefits for NEOs other than Mr. Mohamed does not exceed either $50,000 or 10% of the total of the relevant NEOs total salary in 2013 and is not reported herein. The amounts reported for Mr. Mohamed include a prorated executive allowance of $64,167, and $14,225 for the Corporation’s contribution to the Employee Share Accumulation Plan (ESAP) and parking allowance. In addition, Mr. Mohamed’s amount includes lump sum payments made in respect of his retirement arrangement including prorated portions of salary and executive allowance paid to January 31, 2014, and two times annual base salary, target bonus and executive allowance. The estimated value of Mr. Mohamed’s PSOs and PRSUs vesting immediately upon retirement are also included. Mr. Staffieri’s amount in 2012 reflects taxable contributions to life insurance and AD&D premiums, and ESAP. All other amounts in this column reflect the Corporation’s contribution to ESAP.
(6)	J. Guy Laurence was hired as President and CEO, RCI on December 2, 2013. The amounts in the table above represent his prorated salary for the period of December 2, 2013 to December 31, 2013. Upon hire on December 2, 2013, Mr. Laurence received a prorated 2013 award of 76,814 PRSUs and additional sign-on awards of 30,085 PRSUs and 38,407 DSUs with a total share based award value equal to $6,810,000. In addition, Mr. Laurence received a prorated 2013 grant of 210,389 PSOs and an additional sign-on grant of 537,163 PSOs for a total option based award value equal to $5,010,000. The amount reflected in the All Other Compensation column includes a $750,000 cash signing bonus and Mr. Laurence’s prorated executive allowance amount.
(7)	Nadir Mohamed retired as President and CEO, RCI on December 1, 2013. Mr. Mohamed’s share based awards granted in 2013 were canceled upon his retirement. One-half (50%) of Mr. Mohamed’s option based awards granted in 2013, and one-quarter (25%) of the option based awards granted in 2012 were canceled upon Mr. Mohamed’s retirement. Additional details of Mr. Mohamed’s retirement arrangement are described under the “Termination and Change of Control Benefits” section.
(8)	Mr. Laurence, Mr. Mohamed and Mr. Rogers received no additional compensation for their roles as members of the Board.
(9)	Mr. Staffieri joined the Corporation on November 28, 2011 and received a sign-on award of 37,801 RSUs and 16,200 PRSUs. The amount disclosed in the table reflects the compensation value of the grant based on the five-day weighted average price preceding December 1, 2011 ($37.04). The accounting value for this award is based on the closing price for Class B Shares on the TSX on December 1, 2011 ($37.81).

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INCENTIVE PLAN AWARDS

Outstanding Share-based and Option-based Awards

The following table provides information with respect to outstanding stock options, RSUs and DSUs held by the NEOs as of December 31, 2013.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)
J. Guy Laurence	747,552	46.8663	12/2/2023	899,828	145,658	7,001,800	Nil
Nadir Mohamed	181,440	48.5634	3/1/2023
	262,050	37.9603	3/1/2019
	278,200	34.3187	3/1/2018
	302,900	34.7340	3/5/2017
	200,000	30.1646	5/7/2016
	110,900	29.3990	3/2/2016	16,166,027	151,494	7,282,336	Nil
Anthony Staffieri	20,780	45.4337	6/17/2023
	23,760	48.5634	3/1/2023
	45,750	37.9603	3/1/2019	517,301	87,141	4,188,874	Nil
Robert Bruce	28,520	48.5634	3/1/2023
	54,900	37.9603	3/1/2019
	43,700	34.3187	3/1/2018
	11,275	34.7340	3/5/2017	1,306,318	36,461	1,752,669	Nil
Edward Rogers	21,870	48.5634	3/1/2023
	42,100	37.9603	3/1/2019
	33,400	34.3187	3/1/2018
	36,400	34.7340	3/5/2017
	66,000	29.3990	3/2/2016
	58,200	38.9000	3/3/2015
	55,700	38.8823	3/1/2014	3,648,077	27,902	1,341,271	Nil
Keith Pelley(1)	25,740	48.5634	3/1/2023
	37,162	37.9603	3/1/2019
	19,750	34.3187	3/1/2018	647,285	32,889	1,580,965	762,425
(1)	The value of awards not paid or distributed for Mr. Pelley reflects the Deferred Share Units he received as part of his signing bonus on September 13, 2010 plus accumulated dividend units.
(2)	The market value is based on the closing price for Class B shares on the TSX on December 31, 2013 which was $48.07.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides information on the vesting and payout of awards under the Corporation’s incentive plans during 2013.

NEO	Option Awards – Value Vested During the Year(1) ($)	Share Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
J. Guy Laurence	Nil	Nil	Nil
Nadir Mohamed	10,277,254	3,672,622	1,500,000
Anthony Staffieri	126,844	Nil	631,069
Robert Bruce	1,451,079	546,579	605,826
Edward Rogers	1,266,440	440,715	567,962
Keith Pelley	282,851	2,507,435	364,618

(1)	Value of Option Awards based on the date the Corporation determines that the share price hurdle has been satisfied.

Summary of Long-term Incentive Plans

The following tables provide a summary of the Corporation’s various equity-based incentive plans.

Stock Option Plans

Type	Performance Stock Options	Stock Options
Eligibility	NEOs and other Key Executives.	No longer issued. Prior to 2013 executives below the Key Executive level and select directors of the Corporation and affiliates were eligible.
Overview	Stock options are granted with tandem share appreciation rights (SARs). Each option entitles the holder, upon exercise, to acquire one Class B share at the option exercise price (“grant price”) as set out in the terms of the award. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B Share minus the option exercise price.	Stock options were granted with tandem share appreciation rights (SARs). Each option entitles the holder, upon exercise, to acquire one Class B share at the option exercise price (“grant price”) as set out in the terms of the award. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B Share minus the option exercise price.
Vesting and Expiry	Awards time vest 25% per year over the first four years, however they will only fully vest if the performance requirement of a 5% increase in share price at each anniversary has also been met. Awards expire 10 years following the grant date. Awards granted prior to 2013 have a seven year term.	Awards vest 25% per year over the first four years, and expire seven years following the grant date.

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Type	Performance Stock Options	Stock Options
Exercise Price (grant price or option price)	Awards are granted at fair market value using the 5-day volume weighted average price of Class B shares for the 5 business days preceding the date on which the award is granted.
Termination Provisions:	The following rules apply if a Participant’s employment is terminated before expiry:
Death / Disability	Awards vest effective as of the date of the participant’s death or disability and are exercisable until the end of the term.
Retirement (at retirement age as determined by the Committee)	Awards vest effective as of the date of retirement and are exercisable until the end of the term.
Resignation	Unvested Awards are forfeited and vested Awards may be exercised within 30 days after termination.
Termination Without Cause	Unvested Awards are forfeited and vested Awards may be exercised within 30 days after termination.
Termination For Cause	Vested and unvested Awards are forfeited.
Change in Control	The board may allow awards to vest effective as of the date of the change in control. Vested awards would be exercisable until the end of the term.
Assignment of Awards	Awards are personal to the holder and are non-assignable, except to a legal personal representative of the holder, to a personal holding company controlled by the holder or to a registered retirement savings plan established by the holder, subject to any applicable regulatory approval.

Full Value Share Plans

Type	PRSUs	RSUs
Eligibility	NEOs and other Key Executives	Executives below the Key Executive level and select directors of the Corporation and affiliates.
Overview

PRSUs track the price of Rogers Class B shares, and when dividends are paid additional PRSUs are credited to the participant’s PRSU account. PRSUs cliff vest on the third anniversary of the grant date and the number of units that vest will vary from 50% to 150% of the accumulated units, based on annual and 3 year cumulative Free Cash Flow performance relative to targets.

The payment will be equal to the vested PRSUs (including dividends), multiplied by the market price on the vesting date.

RSUs track the price of Rogers Class B shares, and when dividends are paid additional RSUs are credited to the participant’s RSU account.

RSUs cliff vest on the third anniversary of the grant date and are typically settled in cash at maturity but can be settled as Class B Shares if requested.

The payment will be equal to the vested RSUs (including dividends) multiplied by the market price on the vesting date.

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Type	PRSUs	RSUs
Award

The number of units granted is determined by dividing the dollar amount of the award by the market price on the day of the award.

Key Executives may elect to receive their bonus in the form of RSUs (Bonus RSUs)

Market Price	Market price is the 5-day volume weighted average price of class B shares for the five business days preceding the date in question (e.g., grant date or vesting date). For example, the market price on November 29, 2013 would be calculated using the 5 business days before November 29th, but excluding November 29th.
Dividend Equivalents	Dividends will be reinvested in additional units that will be paid at maturity.
Vesting	Units cliff vest not later than 3 years after the grant date. Bonus RSUs vest no later than June 15th of the third calendar year following the calendar year in which the bonus remuneration was earned.
Payout

After vesting a lump sum cash payment is made to the participant. If requested, the participant may receive Class B Shares in lieu of cash.

Select executives may elect to defer their vested units into DSUs. (see below)

Termination Provisions:	The following rules apply if a Participant’s employment is terminated before expiry:
Death / Disability	Units vest effective as of the date of the participant’s death or disability and are paid out at the next payroll date.
Retirement (at retirement age as determined by the Committee)	Units vest effective as of the date of the participant’s retirement and are paid out at the next payroll date.
Resignation	Unvested Units are forfeited.
Termination Without Cause	Unvested Units are forfeited.
Termination For Cause	Unvested Units are forfeited.
Change in Control	The board may allow units to vest and be redeemed effective as of the date of the change in control.
Transferability of Awards	RSUs and PRSUs are not transferable or assignable other than to the legal personal representative of the holder or by will in the event of the death of a participant, subject to any applicable regulatory approval.

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Deferred Share Unit Plan

Eligibility	Key Executives
Overview	Deferred Share Units (DSUs) track the price of Rogers Class B shares, and when dividends are paid additional DSUs are credited to the participant’s DSU account. They may be redeemed for cash only after termination of employment with the Corporation for any reason. They are the same as RSUs and PRSUs in terms of market price and payout.
Award

An Eligible Executive may elect to receive bonus remuneration, in whole or in part, in the form of DSUs. The number of units granted is determined by dividing the dollar amount of the award by the market price on the day of the award.

Select executives may elect to defer their vested RSUs or PRSUs into DSUs. P/RSUs will be converted to DSUs on a one for one basis.

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PENSION PLAN BENEFITS

The Corporation provides pension benefits to its employees, including NEOs, through the Rogers Defined Benefit Pension Plan (the Registered Plan). In addition, all NEOs, other than Mr. Mohamed and Mr. Laurence, receive benefits under the Rogers Supplementary Retirement Plan (the Supplementary Plan).

The Registered Plan is a contributory defined benefit pension plan registered under the Income Tax Act (Canada) and the Pension Benefits Standards Act. However, executives who are eligible for membership in the Supplementary Plan are not required to contribute. For each year of credited service, the Registered Plan provides NEOs with an annual pension benefit of 2.0% of their career average base salary. Periodically, Rogers has provided for updates to the career average base year earnings used to determine pensions under the Registered Plan. The most recent such upgrade is effective December 31, 2013 such that pension benefits earned for all service prior to January 1, 2011 are based on the member’s pensionable earnings in 2010. The pension earned in respect of any given year is limited to the maximum pension limit under the Income Tax Act (Canada) for the year in which the benefit is earned. Pensions are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment, but in any event no later than age 65.

The Supplementary Plan provides benefits to certain key executives approved by the Compensation Committee and provides benefits that cannot be provided through the Registered Plan because of the Income Tax Act (Canada) limits. Benefits earned under the Supplementary Plan vest at age 55 and are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment or age 65. Benefits payable from the Supplementary Plan are offset by any benefits payable from the Registered Plan. The Supplementary Plan is not funded and benefit payments to former executives are paid directly by Rogers. At December 31, 2013, the unfunded obligation in respect of both current and former executives and their beneficiaries was $48,505,000 (compared to an obligation of $45,168,000 as at December 31, 2012). In 2013, Rogers recognized a charge to net income of $3,849,000 in respect of benefits accrued for service by current executives and made payments to former executives and their beneficiaries of $2,099,000.

Pursuant to Mr. Mohamed’s employment agreement, he is entitled to benefits under a supplementary retirement compensation arrangement (the RCA). Mr. Mohamed is not required nor permitted to make contributions to the RCA. Mr. Mohamed’s benefits under the RCA will be reduced to the amounts he was entitled to prior to his appointment as President and CEO if he breaches certain non-compete covenants. If Mr. Mohamed dies before benefits commence, his spouse at the time of his death will receive, or if Mr. Mohamed dies after benefits commence, his spouse at the time that benefits commence will receive, 60% of the benefits that would have been payable to Mr. Mohamed for her lifetime and if she dies within 5 years from the time she begins to receive such benefits her estate will receive a lump-sum payment equal to the value of her pension for the balance of that 5 year period. If Mr. Mohamed dies within 10 years after benefits commence and has no spouse at the time benefits commence, his estate will receive a lump sum payment equal to the value of his pension for the balance of that 10 year period. No death benefit is payable if Mr. Mohamed dies without a spouse prior to the commencement of benefit payments under the RCA.

Pursuant to Mr. Laurence’s employment agreement, he is entitled to supplementary pension benefits that differ from the standard Supplementary Plan benefit described above. Mr. Laurence’s agreement provides for a lifetime pension benefit, payable immediately following termination of employment, equal to $5,208.33 per month of service at termination less any accrued normal retirement pension payable from the Registered Plan. If Mr. Laurence dies within 5 years after benefits commence, his estate will receive a lump sum payment equal to the value of his pension for the balance of that 5 year period. If Mr. Laurence dies before benefits commence, his spouse at the time of his death will receive a pension on the basis that Mr. Laurence is deemed to have

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retired immediately prior to his death and elected a reduced pension guaranteed for 15 years and with 100% of the pension payable to his surviving spouse. If she dies within 15 years from the time she begins to receive such benefits, her estate will receive a lump-sum payment equal to the value of her pension for the balance of that 15 year period.

The table below shows the following information for each NEO participating in the Corporation’s defined benefit pension arrangements: years of credited service as at December 31, 2013; estimated annual benefit accrued, or earned, for service up to December 31, 2013 and up to the age of 65 (or assumed retirement date if later than age 65); and a reconciliation of the accrued obligation from December 31, 2012 to December 31, 2013.

Name	Number of Years Credited Service	Annual Benefits Payable		Accrued Obligation at Start of Year(1)	Compensatory Change(2)	Non- Compensatory Change(3)	Accrued Obligation at Year End(4)
		At Year End	At Age 65
J. Guy Laurence(5)	0.08	5,208	500,000	—	54,933	(3,942)	50,991
Nadir Mohamed(6)	13.33	493,896	595,052	6,218,546	1,856,084	253,721	8,328,351
Anthony Staffieri(7)	2.09	25,085	211,085	130,389	111,960	(20,714)	221,635
Robert Bruce	6.68	96,140	205,340	845,477	124,434	(42,764)	927,147
Edward Rogers(9)	17.17	231,719	508,469	1,935,257	57,166	(235,159)	1,757,264
Keith Pelley(8)	3.30	42,500	248,333	294,258	115,176	(37,216)	372,218

Notes:

(1)	The accrued obligation at the start of the year is the value of the projected pension earned for service to December 31, 2012. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2012 as disclosed in the notes to the 2012 consolidated financial statements, based on the actual earnings for 2012 and adjusted to reflect expected increases in pensionable earnings.
(2)	The values shown under Compensatory Change include the value of the projected pension earned for service from January 1, 2013 to December 31, 2013 plus the change in accrued obligation due to differences between actual and assumed compensation for the year. The impact of expected future base year upgrades is recognized in the compensatory change over the career of each executive even in years when no such upgrade occurs. The accrued benefit liabilities assume that RCI will resume its historical practice of upgrading the career average earnings base year on a triennial basis starting January 1, 2014. In the future, if RCI deviates from its historical practices, such deviation will be reflected in the compensatory change at that time.
(3)	Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions and changes in actuarial assumptions.
(4)	The accrued obligation at year end is the value of the projected pension earned for service to December 31, 2013. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2013 as disclosed in the notes to the 2013 consolidated financial statements, based on the actual earnings for 2013 and adjusted to reflect expected increases in pensionable earnings.
(5)	Mr. Laurence’s employment agreement provides for a pension payable at age 65 of $500,000 per annum less pension amounts payable from the Registered Plan. The pension amount prior to any offset is reduced by $5,208.33 for each month his actual retirement date precedes age 65.
(6)	Mr. Mohamed’s employment agreement provides for a pension payable under the RCA at age 65 of $969,041 per annum less pension amounts payable from his previous employer and pension amounts payable from the Registered Plan. The pension amount prior to any offset is reduced by $3,694.73 for each month his actual retirement date precedes age 65. As part of his termination arrangement, he was granted future service accruals in the plan until January 31, 2016. The value of this additional future service is fully reflected in the end of 2013 pension obligation, and this additional value is considered a compensatory change in 2013. The pension benefit amount shown under the column “Annual Benefits at Age 65” is the annual pension payable at February 1, 2016.
(7)	Mr. Staffieri’s Supplementary Plan benefits vest June 11, 2019.
(8)	Mr. Pelley’s Supplementary Plan benefits vest January 11, 2019.
(9)	Mr. Rogers’ Supplementary Plan benefits vest June 22, 2024.

Unless otherwise noted, all NEOs are currently vested in their pension entitlements earned to December 31, 2013. In accordance with International Financial Reporting Standards, the amounts set out above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plans. All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

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TERMINATION AND CHANGE OF CONTROL BENEFITS

Potential Payments Upon Termination, Resignation, Retirement or Change of Control

The following table shows potential payments to each NEO as if the officer’s employment had been terminated without cause and/or if the officer had retired or resigned following a change in control or for other reasons as of December 31, 2013. For Mr. Mohamed, the amounts below include payments in respect of his retirement on December 1, 2013.

The calculated amounts for each NEO (other than Mr. Mohamed) were calculated using the closing market price of Class B Shares on December 31, 2013 ($48.07). The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed below.

The estimated amounts listed below are in addition to any retirement or other benefits that are available to our salaried employees generally.

Nadir Mohamed

On February 14, 2013, RCI announced Mr. Mohamed’s plan to retire as President and Chief Executive Officer of Rogers Communications. In light of this, RCI reached a retirement arrangement with Mr. Mohamed that would ensure an orderly transition and secure a lengthy period of continuing leadership from him that would provide the Board with the time necessary to conduct a thorough search and ensure that Mr. Mohamed would be available as necessary to effect a seamless transition to his successor. Under the arrangement, Mr. Mohamed agreed with the Board to the extended retirement date of January 2014 (or earlier if mutually agreed), to continue to lead the Corporation in 2013 and to work with the Board on the selection process during the transition period. The terms and conditions of this agreed arrangement are contained in Mr. Mohamed’s amended employment agreement. In consideration of these arrangements, Mr. Mohamed was entitled upon his retirement to:

•

Lump sum payment equal to two times his annual base salary for 2013, two times his incentive bonus at the target determined by the Committee for 2013, and two times his annual $70,000 executive allowance,

•	Continue in our pension and benefit plans and the RCA for 24 months from January 31, 2014 (the “Effective Date”),

•	Immediate vesting of his stock options and RSUs that would have vested and become exercisable within 24 months from the Effective Date,

•

Have all performance targets related to such options deemed to have been met at 100% of target and have all performance targets related to such RSUs for any annual or three-year performance period that has not been completed deemed to have been met at 100% of target, and

•	Exercise his options for the balance of their terms; and have his vested RSUs redeemed by RCI on their original redemption date (including those which vest immediately as a result of the retirement).

As Mr. Mohamed departed by mutual agreement prior to the Effective Date, he received a pro-rated portion of his salary for the balance of 2013 and his incentive bonus, paid at target, for 2013.

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The amounts and benefits in consideration of the agreed transition arrangements described above are set out in the table below, calculated at the time of Mr. Mohamed’s retirement on December 1, 2013.

Cash	Stock Options	RSUs	Total
$5,759,359	$4,420,067	$6,954,818	$17,134,244

Note: The cash amount includes lump sum payments made in respect of his retirement arrangement including prorated portions of salary and executive allowance paid to January 31, 2014, and two times annual base salary, target bonus and executive allowance. The cash amount does not include Mr. Mohamed’s 2013 incentive bonus at target ($1,500,000) which was also paid to him.

In addition, under the amended employment agreement, Mr. Mohamed agreed that his obligations under his existing employment agreement not to compete directly or indirectly with the businesses of RCI and its subsidiaries and not to solicit any employee, customer or supplier of RCI and other related entities would continue for 12 months after the Effective Date.

J. Guy Laurence

J. Guy Laurence commenced employment as President and Chief Executive Officer of Rogers on December 2, 2013. Per the terms of his employment agreement, Mr. Laurence would be entitled to the arrangements below following the termination of his employment:

	Severance	Stock Options	RSUs / DSUs	Benefits	Pension	Total
Termination Without Cause(1)	$5,540,000	$899,828	$6,984,906	See note 1	$1,697,000	$15,121,734
Resignation(2)	$0	$0	$1,948,799	n/a	$0	$1,948,799
Retirement(3)	n/a	n/a	$1,846,231	n/a	$0	$1,846,231
Termination With Cause(4)	$0	$0	$1,846,231	$0	$0	$1,846,231
Change of Control	n/a	n/a	n/a	n/a	n/a	n/a

Notes:

(1)	In the event of termination without cause on December 31, 2013, Mr. Laurence would be entitled to receive a lump sum payment equal to 24 months of base salary, bonus at target and executive allowance, as well as benefits continuation (while resident in Canada). Mr. Laurence’s sign-on award of stock options, PRSUs and DSUs will vest immediately upon termination without cause. In addition, Mr. Laurence’s stock options and PRSUs that would have vested prior to the end of 24 months or the date he commences alternative full time employment with a named competitor (whichever is sooner) (“Continuation Period”), will continue to vest to the end of the Continuation Period. Stock options must be exercised within 30 days after the end of the Continuation Period. All performance targets related to stock options will be deemed to have been met at 100% of target. All performance targets related to PRSUs for any annual or three year performance period that has not been completed will be deemed to have been met at 100% of target. Also, the Corporation will cover all relocation expenses up to a maximum of $100,000.
(2)	In the event of resignation, Mr. Laurence must provide the Board of Directors with six months prior written notice. Mr. Laurence will be entitled to have any PRSUs, stock options and DSUs that vest prior to the effective date of resignation, vest and be redeemed. Mr. Laurence’s PRSUs granted in respect of his sign-on award would be prorated and paid out.
(3)	In the event of retirement, Mr. Laurence’s grant of DSUs would vest.
(4)	In the event of termination with cause, Mr. Laurence’s grant of DSUs would vest.

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Anthony Staffieri

Anthony Staffieri commenced employment as EVP & Chief Financial Officer of Rogers on November 29, 2011. Per the terms of his employment agreement, Mr. Staffieri would be entitled to the arrangements below following the termination of his employment:

	Severance	Stock Options	RSUs	Benefits	Pension	Total
Termination Without Cause(1)(2)	$2,448,400	$258,650	$3,135,810	See note 1	$33,000	$5,875,860
Resignation(3)	$0	$0	$0	n/a	$0	$0
Retirement	n/a	n/a	n/a	n/a	$0	$0
Termination With Cause(4)	$0	$0	$0	$0	$0	$0
Change of Control	n/a	n/a	n/a	n/a	n/a	n/a

Notes:

(1)	In the event of termination without cause on December 31, 2013, Mr. Staffieri would be entitled to receive a lump sum payment equal to 24 months of base salary, bonus at target and executive allowance, as well as benefits continuance. Mr. Staffieri’s sign-on award of RSUs and PRSUs will continue to vest and will be redeemed on the scheduled redemption date. All other stock options and PRSUs held by Mr. Staffieri will continue to vest to the earlier of 24 months or the date he commences alternative full time employment with a named competitor. Stock options must be exercised within 30 days of the expiry of this period. For illustrative purposes, all performance targets related to stock options are deemed to have been met at 100% of target, and all performance targets related to PRSUs for any annual or three year performance period that has not been completed are deemed to have been met at 100% of target.
(2)	In the event of an occurrence constituting Good Reason which is not remedied by the Corporation within 30 days of notice by Mr. Staffieri, and no later than 60 days following such date, Mr. Staffieri may terminate his employment and receive the benefits outlined above as if it was a termination of employment without cause. “Good Reason” includes any material diminishment of Mr. Staffieri’s authority or responsibility as EVP & CFO; a unilateral change in his reporting responsibilities; or a material reduction in compensation, pension plan or benefits.
(3)	In the event of resignation, Mr. Staffieri must provide the President and CEO with 14 days’ prior written notice. Mr. Staffieri will forfeit all unvested stock options and PRSUs.
(4)	Termination with cause includes (i) theft, fraud or embezzlement from the Corporation or any other material act of dishonesty relating to Mr. Staffieri’s employment; or (ii) wilful misconduct in the course of fulfilling his duties which is materially injurious to the Corporation; or wilful, deliberate and continuous failure on his part to perform his duties in any material respect after written notice is provided by the Corporation; (iii) wilful material breach of a material provision of the Rogers Communications Inc. Code of Conduct.

Robert Bruce

Robert Bruce was appointed President, Communications on September 16, 2009. Per the terms of his revised employment agreement, Mr. Bruce would be entitled to the arrangements below following the termination of his employment:

	Severance	Stock Options	RSUs	Benefits	Pension	Total
Termination Without Cause(1)(2)	$2,880,000	$728,340	$1,057,459	See note 1	$317,000	$4,982,799
Resignation(3)	$0	$0	$0	n/a	$0	$0
Retirement	n/a	n/a	n/a	n/a	$0	$0
Termination With Cause(4)	$0	$0	$0	$0	$0	$0
Change of Control(5)	$2,880,000	$728,340	$1,057,459	See note 5	$317,000	$4,982,799

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Notes:

(1)	In the event of termination without cause on December 31, 2013, Mr. Bruce would be entitled to receive a lump sum payment equal to 24 months of base salary and bonus at target. In addition, his benefits including car lease, car expenses and club memberships would continue for 24 months. Mr. Bruce’s stock options and PRSUs that would have vested prior to the end of 24 months or the date he commences alternative full time employment with a named competitor (whichever is sooner) (“Continuation Period”), will continue to vest to the end of the Continuation Period. Stock options must be exercised within 30 days after the end of the Continuation Period. All performance targets related to stock options will be deemed to have been met at 100% of target. All performance targets related to PRSUs for any annual or three year performance period that has not been completed will be deemed to have been met at 100% of target.
(2)	In the event of an occurrence constituting Good Reason which is not remedied by the Corporation within 30 days of notice by Mr. Bruce and no later than 60 days following such date, Mr. Bruce may terminate his employment and receive the benefits outlined above as if it was a termination of employment without cause. “Good Reason” includes any material diminishment of Mr. Bruce’s authority or responsibility as President, Communications; and a material reduction in compensation, pension plan or benefits or other benefits.
(3)	In the event of resignation, Mr. Bruce must provide the Corporation with 30 calendar days’ prior written notice. Mr. Bruce will forfeit all unvested stock options and PRSUs.
(4)	In the event of termination with cause, Mr. Bruce will have ten calendar days to exercise all vested stock options.
(5)	In the event of a change of control of Rogers Communications Inc., Mr. Bruce may at his option within sixty (60) days of such date, terminate his employment and receive the same benefits as if his employment was terminated without cause.

Edward Rogers

Edward Rogers was appointed EVP, Emerging Business on September 16, 2009. Per the terms of his employment agreement, Mr. Rogers would be entitled to the arrangements below following the termination of his employment:

	Severance	Stock Options	RSUs	Benefits	Pension	Total
Termination Without Cause(1)	$1,350,000	$563,813	$0	See note 1	$26,000	$1,939,813
Resignation	$0	$0	$0	n/a	$0	$0
Retirement	n/a	n/a	n/a	n/a	$0	$0
Termination With Cause	$0	$0	$0	$0	$0	$0
Change of Control	n/a	n/a	n/a	n/a	n/a	n/a

Note:

(1)	In the event of termination without cause on December 31, 2013, Mr. Rogers will receive monthly payments equal to his salary in lieu of notice from the date of termination of employment until the earliest to occur of: (i) the date which is six months plus one month for each full year of employment following the date of termination; (ii) his 65th birthday; or (iii) the date upon which he secures alternative employment; up to a maximum of 24 months. During the applicable period, Mr. Rogers may continue to participate in the pension and benefits plans (except any disability plans). In addition, all options to acquire shares that would have, in accordance with the terms of the grants of such options, vested and become exercisable by Mr. Rogers during the period set out above, will immediately vest and become exercisable upon the effective date of termination of employment.

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Keith Pelley

Keith Pelley commenced employment as President, Rogers Media on September 27, 2010. Per the terms of his revised employment agreement, Mr. Pelley would be entitled to the arrangements below following the termination of his employment:

	Severance	Stock Options	RSUs / DSUs	Benefits	Pension	Total
Termination Without Cause(1)(2)(3)	$2,648,400	$522,056	$1,640,741	See note 1	$33,000	$4,844,197
Resignation(4)	$0	$0	$0	n/a	$0	$0
Retirement	n/a	n/a	n/a	n/a	$0	$0
Termination With Cause(5)	$0	$0	$0	$0	$0	$0
Change of Control(6)	$2,648,400	$522,056	$1,640,741	See note 6	$33,000	$4,844,197

Notes:

(1)	In the event of termination without cause on December 31, 2013, Mr. Pelley would be entitled to receive payments equal to 24 months of base salary, bonus at target and executive allowance. All stock options and PRSUs held by Mr. Pelley will continue to vest for 24 months. Stock options must be exercised within 30 days of the expiry of this period. For illustrative purposes, all performance targets related to stock options are deemed to have been met at 100% of target, and all performance targets related to PRSUs for any annual or three year performance period that has not been completed are deemed to have been met at 100% of target. Notwithstanding the foregoing, all payments and vesting of outstanding stock options and PRSUs will cease if Mr. Pelley commences employment with a named competitor. If re-employment occurs with a named competitor after twelve months, Mr. Pelley would be entitled to receive any remaining cash severance payments and benefits.
(2)	If Mr. Pelley is terminated without cause prior to his 55th birthday, he will also receive a retiring allowance equal to the cash equivalent amount that would be received on the redemption of 4,400 DSUs determined in accordance with the Rogers DSU plan multiplied by the number of years from the hire date to the date of termination (with a pro rata amount for any partial year).
(3)	If there is a material reduction in Mr. Pelley’s responsibilities or certain changes in his reporting responsibilities or for other specified changes which are not agreed to by Mr. Pelley, Mr. Pelley may terminate his employment and receive the same benefits as if this was a termination without cause.
(4)	In the event of resignation, Mr. Pelley must provide the President and CEO with 14 days’ prior written notice. Mr. Pelley will forfeit all unvested stock options and RSUs.
(5)	Termination with cause includes (i) theft, fraud or embezzlement from the Corporation or any other material act of dishonesty relating to Mr. Pelley’s employment; or (ii) wilful misconduct in the course of fulfilling his duties which is materially injurious to the Corporation; or wilful, deliberate and continuous failure on his part to perform his duties in any material respect after written notice is provided by the Corporation; (iii) wilful material breach of a material provision of the Rogers Communications Inc. Code of Conduct.
(6)	In the event of a change of control of Rogers Media and a material change in Mr. Pelley’s job responsibilities that occurs within two (2) years of the effective date of the change of control, Mr. Pelley may at his option within sixty (60) days of such date, terminate his employment and receive the same benefits as if his employment was terminated without cause.

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Director Compensation

Director Compensation, Philosophy and Components

The compensation of the members of the Board is subject to periodic review by the Corporate Governance Committee, based on an assessment by the Corporate Governance Committee of prevailing market conditions and with recommendations from Hugessen. In 2011, the Corporate Governance Committee engaged Hugessen to conduct a review of non-executive directors’ compensation. Based on the conclusions of the review, the Corporate Governance Committee recommended adjustments be made to directors’ compensation which the Board approved and have been in effect since April 2011. In 2013, Hugessen was retained to conduct a review of the compensation of the Chairman of the Board.

The compensation of directors is designed to:

•	attract and retain qualified individuals to serve on the Board;

•	align the interests of the directors with the interests of the Corporation’s shareholders; and

•	provide competitive compensation in line with the risks and responsibilities inherent to the role of director.

As described below, our director compensation program has five components:

•	an annual cash retainer;

•	annual fees if the director serves as Lead Director, a Committee Chair or Committee member;

•	attendance fees for each board and committee meeting the director attends;

•	travel fees, where applicable, to cover the time that was required to travel to attend board and committee meetings;

•	DSUs, which directors may choose to receive in lieu of their fees; and

•	an annual grant of DSUs.

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Retainers and Fees

During the year ended December 31, 2013, non-employee members of the Board received director retainers and fees in accordance with the following standard arrangements:

Annual Board Retainer		$65,000
Lead Director Annual Retainer		$40,000
Audit Committee Chair		$30,000
Human Resources Committee Chair		$20,000
Other Committee Chairs		$10,000
Meeting Fees Board or committee (other than Audit Committee)	$ $ $	1,500 1,750 2,000	(1)	or (travel 100 to 1000 km) or (travel over 1000 km)
Audit Committee		$2,000		or
		$2,250		(travel 100 to 1000 km) or
		$2,500		(travel over 1000 km)
Audit and Human Resources Committee chairs		$3,000
Other Committee Chairs		$2,000

Notes:

(1)	Directors are entitled to a fee of $500.00 for attendance by telephone conference call if less than one hour, subject to the discretion of the Chairman to determine that the full meeting fee will be paid.

The table below shows the retainers and fees that we paid to the non-employee directors during the year ended December 31, 2013.

	Retainer		Attendance fees
Name	Board(1)(2) ($)	Committee chair ($)	Board ($)	Committee meetings ($)	Travel fee ($)	Total fees paid ($)	% of total fees in DSUs
C.W.D. Birchall	145,000	N/A	10,000	19,500	N/A	174,500	100%
S.A. Burch	145,000	N/A	10,000	10,000	2,500	167,500	48%
J.H. Clappison(3)	145,000	30,000	10,000	19,500	N/A	250,625	39%
P.C. Godsoe	225,000	10,000	10,000	34,500	N/A	279,500	100%
A.D. Horn	449,000	N/A	N/A	N/A	N/A	449,000	44%
T.I. Hull	145,000	N/A	10,000	23,500	N/A	178,500	45%
J. A. MacDonald	145,000	N/A	10,000	10,000	N/A	165,000	75%
I. Marcoux	145,000	N/A	10,000	17,000	1,750	173,750	73%
D.R. Peterson	145,000	N/A	9,500	4,500	N/A	159,000	100%
L.A. Rogers	145,000	N/A	10,000	N/A	N/A	155,000	100%
M.L. Rogers	145,000	N/A	10,000	1,500	N/A	156,500	100%
C. Sirois	145,000	N/A	9,000	16,500	1,750	172,250	100%
J.H. Tory	145,000	20,000	10,000	43,500	N/A	218,500	37%
Total	2,269,000	60,000	118,500	200,000	6,000	2,699,625

Notes:

(1)	The amount disclosed in respect of the Board retainer includes the value of the DSUs granted to directors in 2013. See “Directors’ Deferred Share Unit Plan” below.
(2)	William T. Schleyer resigned from the Board on January 21, 2013 and received no compensation in 2013.
(3)	The amount disclosed under the Total fees paid above for Mr. Clappison includes $46,125 in respect of his service on the Board of Rogers Bank.

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As our Chairman, Mr. Horn is paid an annual retainer of $250,000 in lieu of all other retainers and attendance fees. Mr. Horn also continues to receive life insurance benefits and an allowance reimbursed by us. Mr. Horn has a supplemental retirement plan that provides for a pension based on 2% of his average salary for each year of credited service, less any pension payable from the Corporation’s Defined Benefit Plan.

In addition to the fees above, we reimburse directors for travel and other expenses when they attend meetings or conduct our business. Our non-employee directors are not entitled to a pension or other retirement benefits or to non-equity incentive plan compensation.

Share Ownership Requirements

The share ownership requirements for directors are designed to link the interests of directors to those of our shareholders by encouraging directors to hold an ownership position in the Corporation’s shares. Each non-employee director is required to own six times his or her annual cash retainer in any combination of Class A Shares, Class B Shares and DSUs during his or her term of service as director of the Corporation. Directors have five years to attain required ownership levels. See Business of the Meeting – Election of Directors – The Proposed Nominees” above.

Directors’ Deferred Share Unit Plan

We introduced the directors’ DSU Plan effective January 1, 2000 to encourage directors to align their interests with shareholders. Non-employee directors may choose to receive any or all of their fees in DSUs. Each DSU has a value equal to the market price of a Class B Share at the start of the relevant fiscal quarter. A director’s DSU may be redeemed only when the director ceases to be a director. At the time of redemption, the director is entitled to receive a lump-sum cash payment equal to the number of DSUs credited to the director’s account multiplied by the market price of the Class B Shares. DSUs accrue dividends in the form of additional DSUs at the same rates as dividends on Class B Shares. In 2013, each director (other than the lead director and the Chairman) that is not an employee received a grant of DSUs worth $80,000. The number of DSUs is based on the share price at the time of the grant. The lead director received DSUs worth $120,000. The Chairman received 4,000 DSUs. The market price of the Class B Shares for calculating DSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Shares on the TSX for the five trading days before the relevant date.

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Director Summary Compensation Table

The following table shows the compensation received by each director for the year ended December 31, 2013. Directors who are also employees of the Corporation or its subsidiaries receive no remuneration as directors.

Name(1)	Fees Earned ($)	Share-Based Awards ($)(4)	All Other Compensation ($)	Total ($)
C.W.D. Birchall	Nil	174,500	N/A	174,500
S.A. Burch	87,500	80,000	N/A	167,500
J.H. Clappison(5)	170,625	80,000	N/A	250,625
P.C. Godsoe	Nil	279,500	N/A	279,500
A.D. Horn(2)	250,000	199,000	84,188	533,188
T.I. Hull	98,500	80,000	N/A	178,500
P. Lind(3)	Nil	483,206	1,231,412	1,714,618
J.A. MacDonald	41,650	123,350	N/A	165,000
I. Marcoux	46,875	126,875	N/A	173,750
D.R. Peterson	Nil	159,000	N/A	159,000
L.A. Rogers	Nil	155,000	N/A	155,000
Melinda M. Rogers(3)	Nil	287,010	879,016	1,166,026
Martha L. Rogers	Nil	156,500	N/A	156,500
C. Sirois	Nil	172,250	N/A	172,250
J.H. Tory	138,500	80,000	N/A	218,500

Notes:

(1)	Compensation disclosure for J. Guy Laurence, Nadir Mohamed and Edward S. Rogers, who were both NEOs and a director in 2013, can be found in the Summary Compensation Table in the Executive Compensation section.
(2)	The amount disclosed under ‘all other compensation’ for Mr. Horn includes an allowance, parking fees, and the change in compensatory value of his pension.
(3)	The amounts disclosed in the ‘all other compensation’ column for Phil Lind and Melinda Rogers, who are also employees, includes a combination of base salary, annual incentives, long-term incentives, change in the compensatory value of their pension, executive allowance, parking fees, car allowance, and the Corporation’s contribution to the Employee Share Accumulation Plan.
(4)	Directors may elect to receive all or part of their fees in the form of DSUs, as discussed above under the heading “Directors’ Deferred Share Unit Plan”. The amounts disclosed here for Phil Lind and Melinda Rogers, who are also executives, includes Performance RSUs that were granted as part of their annual compensation.
(5)	The amount disclosed under the Fees Earned above for Mr. Clappison includes $46,125 in respect of his service on the Board of Rogers Bank.

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Outstanding Share-based and Option-based Awards

The following table provides information with respect to outstanding stock options, RSUs and DSUs held by the Directors as of December 31, 2013. See “Senior Executive Incentive and Ownership Program”.

	Option Awards(1)				Share Awards
Name(2)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (mm/dd/yyyy)	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
C.W.D. Birchall	Nil			—	Nil	Nil	1,958,245
S.D. Burch	Nil			—	Nil	Nil	426,151
J.H. Clappison	Nil			—	Nil	Nil	1,087,600
P.C. Godsoe	Nil			—	Nil	Nil	3,482,812
A.D. Horn	Nil			—	Nil	Nil	1,788,303
T.I. Hull	Nil			—	Nil	Nil	3,989,823
P. Lind(4)	23,180	48.5634	03/01/2023
	44,650	37.9603	03/01/2019
	35,600	34.3187	03/01/2018
	38,800	34.7340	03/05/2017
	70,100	29.3990	03/02/2016
	58,800	38.90000	03/03/2015	3,306,414	29,681	1,426,778	2,509,468
I. Marcoux	Nil			—	Nil	Nil	948,774
J.A. MacDonald	Nil			—	Nil	Nil	275,486
D.R. Peterson	Nil			—	Nil	Nil	3,736,150
L.A. Rogers	Nil			—	Nil	Nil	3,191,650
Martha L. Rogers	Nil			—	Nil	Nil	1,005,994
Melinda M. Rogers(3)	13,770	48.5634	03/01/2023
	21,850	37.9603	03/01/2019
	17,400	34.3187	03/01/2018
	18,900	34.7340	03/05/2017
	34,200	29.3990	03/02/2016
	30,200	38.9000	03/03/2015
	55,700	38.8823	03/01/2014	2,139,457	15,529	746,472	195,753
C. Sirois	Nil			—	Nil	Nil	361,986
J.H. Tory	Nil			—	Nil	Nil	426,152

Notes:

(1)	Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006 directors no longer receive stock options. The terms of these options are described above under “Summary of Equity-Based Incentive Plans.”
(2)	Disclosure for J. Guy Laurence, Nadir Mohamed and Edward S. Rogers who were both NEOs in 2013 can be found under “Executive Compensation – Incentive Plan Awards” and in the “Executive Compensation – Summary Compensation Table”, above.
(3)	The market value is based on the closing price for Class B shares on the TSX on December 31, 2013 which was $48.07.
(4)	The value of awards not paid or distributed for Phil Lind and Melinda Rogers represents the aggregate value of cash bonuses that they voluntarily elected to defer into Deferred Share Units as well as the dividend equivalent units earned as additional DSUs. The market value is based on the closing price for Class B Shares on the TSX on December 31, 2013 which was $48.07.

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Incentive Plan Awards – Value Vested or Earned During the Year

Name(1)	Option Awards(2) – Value Vested During the Year ($)	Share Awards – Value Vested During the Year(3) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(4) ($)
C.W.D. Birchall	Nil	174,000	N/A
S.A. Burch	Nil	80,000	N/A
J.H. Clappison	Nil	80,000	N/A
P.C. Godsoe	Nil	279,500	N/A
A.D. Horn	Nil	199,000	N/A
T.I. Hull	Nil	80,000	N/A
P. Lind	1,328,553	470,096	315,534
J.A. MacDonald	Nil	123,350	N/A
I. Marcoux	Nil	126,875	N/A
D.R. Peterson	Nil	159,000	N/A
L.A. Rogers	Nil	155,000	N/A
Martha L. Rogers	Nil	156,500	N/A
Melinda M. Rogers	791,060	229,451	213,398
C. Sirois	Nil	172,250	N/A
J.H. Tory	Nil	80,000	N/A

Notes:

(1)	Disclosure for J. Guy Laurence, Nadir Mohamed and Edward S. Rogers, who were NEOs and directors in 2013, can be found under “Executive Compensation – Incentive Plan Awards” and in the “Executive Compensation – Summary Compensation Table”, above.
(2)	Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006, directors no longer receive stock options. The terms of these options are described above under “Summary of Equity-Based Incentive Plans – Stock Option Plans”.
(3)	These amounts are not payable to the Director until termination of the Director’s service. For additional details, see description of Directors’ Deferred Share Unit Plan above.
(4)	Includes amounts awarded under the Annual Incentive Plan.

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Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows details of equity compensation plan information at December 31, 2013.

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights As at December 31, 2013 (A)		Weighted – Average Exercise Price Of Outstanding Options, Warrants And Rights	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (A))
Equity compensation plans approved by securityholders	OPTIONS	6,368,403	$37.39	18,497,464
	RSUs	2,472,390	N/A	1,527,610
TOTAL		8,840,793		20,025,074

The following information is provided as of December 31, 2013:

Plan	# of Class B Shares Issued and Issuable Under Security Based Compensation Arrangements	% of Outstanding Class A and Class B Shares
Restricted Share Unit Plan	4,000,000	0.78%
2000 Stock Option Plan	30,000,000	5.83%
1996 Stock Option Plan	26,000,000	5.05%
1994 Stock Option Plan	9,500,000	1.85%

As at December 31, 2013, the total number of Class B Shares issuable under outstanding stock options and the RSU Plan is 8,840,793 representing 1.72% of the aggregate Class A Shares and Class B Shares outstanding. The aggregate number of Class B Shares issued to date under the Stock Options Plans is 47,002,536. The aggregate number of Class B Shares remaining available for future issuance under the Stock Options Plans and the RSU Plan is 20,025,074.

All equity based plans restrict the participation of insiders in the plans as follows:

•

the number of Class B Shares reserved for issuance to any one person pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not at any time exceed 5% of the aggregate number of outstanding Class A Shares and Class B Shares;

•

the number of Class B Shares reserved for issuance to insiders and their associates pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not exceed 10% of outstanding Class A Shares and Class B Shares;

•

the number of Class B Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to any one insider or that insider’s associates in a 12 month period shall not exceed 5% of the outstanding Class A Shares and Class B Shares; and

•

the number of Class B Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to insiders and their associates in a 12 month period shall not exceed 10% of the outstanding Class A Shares and Class B Shares.

The Committee has the authority to waive or vary the provisions regarding exercise of options or RSUs following termination of employment or ceasing to be a director, as applicable.

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Indebtedness of Directors and Executive Officers

The following table shows the aggregate indebtedness of directors, executive officers and employees (current and former) outstanding at March 3, 2014 to the Corporation and its subsidiaries.

Purpose	To the Corporation or its subsidiaries ($)	To Another Entity ($)
Share Purchases	Nil	Nil
Other	238,600	Nil

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Corporate Governance

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Corporate Governance Practices enhance the interests of our securityholders, employees, customers and of others dealing with us. These Corporate Governance Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming
Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.
New York Stock Exchange (the NYSE)	We have shares listed on the NYSE
The TSX	We have shares listed on the TSX
Canadian Securities Administrators	We are a reporting issuer in various jurisdictions in Canada

The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the disclosure required by National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101) and the guidelines set forth in National Policy 58-201 – Corporate Governance Guidelines. This Statement of Corporate Governance Practices was prepared by the Corporate Governance Committee and approved by the Board.

Controlled Company Exemption

The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from this requirement. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit Committee because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Corporation’s reliance on the controlled company exemption.

Foreign Private Issuer Status

Under the NYSE listing standards, a “foreign private issuer”, such as the Corporation, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

Appointment of Auditors

The NYSE listing standards require the audit committee of a U.S. company to be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors

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selected pursuant to home country standards. Pursuant to the Business Corporations Act (British Columbia), our auditors are to be appointed by the shareholders at the Annual General Meeting of the Corporation. Our audit committee is responsible for evaluating the auditors and advising the Board of its recommendation regarding the appointment of auditors.

Shareholder Approval of Equity Compensation Plans

The NYSE listing standards also require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

Board Composition

The Board currently has 17 members. The Board is responsible for determining whether a director is “independent” within the meaning of NI 58-101.

Certain directors may be principals of, partners in or hold other positions with entities that provide legal, financial or other services to the Corporation. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in making determinations whether or not a direct or indirect business, commercial, banking, consulting, professional or charitable relationship that a director may have with the Corporation or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed in the Corporate Governance section of the Corporation’s website at rogers.com.

It is the policy of the Board that there is a separation of the offices of the Chair of the Board and the Chief Executive Officer. Alan D. Horn, the Chair, and J. Guy Laurence, the Chief Executive Officer, are in regular communication during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

Alan D. Horn, the Chair of the Board is not an independent director. Pursuant to the Board Mandate, the Board has appointed Peter C. Godsoe, O.C., O. Ont., an independent director, as lead director. Mr. Godsoe is not standing for relection. It is the current intention of the board that, upon Mr. Sirois’ reelection to the board, Mr. Sirois will assume the independent lead director role. The lead director facilitates the functioning of the Board independently of management of the Corporation and provides independent leadership to the Board. For further information regarding the role and responsibilities of the lead director, see “Role and Responsibilities of the Chair and Lead Director” in the Board Mandate (attached to this Information Circular as Appendix B).

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The following table shows which directors of the Board are independent and which are non-independent within the meaning of NI 58-101, and the reason for non-independence of individual directors.

Director	Independent	Non-independent	Reason for non-independence
C. William D. Birchall	—
Stephen A. Burch	—
John H. Clappison	—
Peter C. Godsoe	—
Alan D. Horn (Chair)		—	Executive officer of certain private Rogers family holding companies
Thomas I. Hull	—
J. Guy Laurence		—	Executive officer of the Corporation
Philip B. Lind, C.M.		—	Executive officer of the Corporation
John A. MacDonald	—
Isabelle Marcoux	—
The Hon. David R. Peterson, P.C., Q.C.	—
Edward S. Rogers		—	Executive officer of the Corporation
Loretta A. Rogers		—	Mother of executive officers of the Corporation
Martha L. Rogers		—	Sibling of executive officers of the Corporation
Melinda M. Rogers		—	Executive officer of the Corporation
Dr. Charles Sirois	—
John H. Tory	—

The Corporate Governance Committee is responsible for, among other things, reviewing the size of the Board, the committees of the Board and the boards and committees of the Corporation’s affiliates. The Corporate Governance Committee also reviews the effectiveness of the Board on an annual basis.

The Board has seven permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and our controlling shareholder (or corporations controlled by our controlling shareholder) or between us and our subsidiaries. In those cases the committee would consist entirely of independent directors who have no relationship to us or to our controlling shareholder other than as a director. The mandates for the seven permanent committees of the board are attached to this Information Circular as Appendix C.

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The following table shows the seven permanent committees of the Board and the directors acting as chair or members of the committees.

Director	Audit	Corporate Governance	Nominating	Human Resources	Executive	Finance	Pension
C. William D. Birchall	—		—			—
Stephen A. Burch	—
John H. Clappison	*						—
Peter C. Godsoe		*	—	—	—	—
Alan D. Horn					—	—	*
Thomas I. Hull		—		—	—	—
J. Guy Laurence
Philip B. Lind, C.M.
John A. MacDonald	—
Isabelle Marcoux		—		—
The Hon. David R. Peterson, P.C., Q.C.							—
Edward S. Rogers			*		*	*
Loretta A. Rogers
Martha L. Rogers
Melinda M. Rogers			—			—	—
Dr. Charles Sirois						—
John H. Tory		—	—	*

*	Chair
—	Member

Board Mandate and Responsibilities

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility. The complete Board Mandate including roles and responsibilities for directors, including the Chair of the Board is attached to this Information Circular as Appendix B.

During 2013, the independent directors met at in camera sessions during every Board meeting without management or non-independent directors. In camera sessions for the independent directors are included as part of the agenda for director meetings in 2014.

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The following table shows the number of meetings of the Board and its committees and the attendance rate of each director in 2013 for the period of time that each such director was on the Board or applicable committee.

Director	Board(1)	Audit	Corporate Governance	Nominating	Human Resources	Finance	Pension	Total Attendance
C. William D. Birchall	11/11	5/5		2/2		7/7		100%
Stephen A. Burch	11/11	5/5						100%
John H. Clappison	11/11	5/5					3/3	100%
Peter C. Godsoe	11/11		5/6	1/2	4/6	6/7		84%
Alan D. Horn	11/11					7/7	3/3	100%
Thomas I. Hull	11/11		6/6		6/6	7/7		100%
J. Guy Laurence	1/1							100%
Philip B. Lind, C.M.	11/11							100%
John A. MacDonald	11/11	5/5						100%
Isabelle Marcoux	11/11		6/6		6/6			100%
Nadir Mohamed	10/10							100%
The Hon. David R. Peterson, P.C., Q.C.	10/11						3/3	93%
Edward S. Rogers	11/11			2/2		7/7		100%
Loretta A. Rogers	11/11							100%
Martha L. Rogers	11/11						1/2	92%
Melinda M. Rogers	10/11			2/2		7/7	2/3	91%
Dr. Charles Sirois	9/11					6/7		83%
John H. Tory	11/11		6/6	2/2	6/6			100%

(1)	No Executive Committee meetings were required in 2013.

Code of Ethics and Business Conduct

The Board has adopted both (i) a Directors Code of Conduct and (ii) Ethics and the Business Conduct Policy for Directors, Officers and Employees, which we refer as the Codes. The Codes require our directors, officers and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit Committee in the case of the Business Conduct Policy and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

Processes are in place to ensure compliance with the Codes by the Board, the CEO and employees such as distribution of the Code to the Corporation’s employees; and the STAR Hotline, the Company’s anonymous whistleblower hotline. For more details refer to Appendix A to this Information Circular under the heading “Ethical Business Conduct”.

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Director Orientation and Continuing Education

It is the responsibility of the Corporate Governance Committee to provide an orientation and continuing education program for the directors.

Newly appointed directors attend orientation sessions which are intended to familiarize new directors with our business and operations, including management structure, strategic plans, finances, opportunities and risks. New directors have the opportunity to meet with management and other members of the Board. New directors are also provided with a package of detailed information concerning our affairs, including public filings.

As part of ongoing education, from time to time, presentations are made by management personnel or outside experts to educate the directors on new issues and developments in legal, regulatory and industry initiatives.

All of our directors are members of the Institute of Corporate Directors, which offers director education programs and provides access to publications to enhance knowledge concerning governance and director responsibilities.

Director Nomination and Board Assessment

The Nominating Committee is responsible for receiving and initiating proposals for nomination of individuals for election to the Board and assessing incumbent directors for re-nomination to the Board. The Nominating Committee maintains a list of potential candidates for future director vacancies. Potential candidates for director of the Corporation are evaluated by the Nominating Committee, having regard to the candidate’s background and qualifications to ensure that the candidate’s experience and skill are aligned with the Corporation’s needs. In evaluating candidates, the Nominating Committee considers diversity as well as the effectiveness of the Board, as a whole, and its individual members, including their respective competencies and skills. The Nominating Committee has five members, a majority of whom are independent. For more information on the Nominating Committee and its responsibilities, please refer to the subsection “Nomination of Directors” in Appendix A to this Information Circular. Also refer to Appendix C to this Information Circular for the full mandate of the Nominating Committee.

The Corporate Governance Committee uses discussions between the chair of the committee and Board members and annual written evaluations to solicit comment and evaluation from individual directors on the performance and effectiveness of the Board and its committees and recommendations for improvements. The Chair of the Committee discusses with the individual directors the effectiveness and performance of the Board and individual directors’ areas of interest and participation. The Chair also discusses with each committee chairman the mandate, effectiveness and performance of such committee. The Chair reviews the recommendations and comments of the directors with the Corporate Governance Committee.

Risk Management Oversight

For a description of risk management oversight, please see the section entitled “Enterprise Risk Management” on pages 72 to 73 of the MD&A.

Audit Committee

The Audit Committee is composed entirely of independent directors and meets regularly without management present. Audit Committee meetings with both internal and external auditor are held on a regular basis and the committee has the authority to engage independent advisors, paid for by the Corporation, to help make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Corporation.

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Other Good Governance Practices

•	Director Share ownership requirements (See section entitled “Share Ownership Requirements” under Director Compensation)

•	Committee retention of independent advisors

Submitted on behalf of the Corporate Governance Committee

Peter C. Godsoe (Chairman)

Thomas I. Hull

Isabelle Marcoux

John H. Tory

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Other Information

Interest of Informed Persons in Material Transactions

We are not aware that any shareholder holding more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as director, any director or officer of us or any of our subsidiaries, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 1, 2013.

Interest of Certain Persons or Companies in Matters to be Acted Upon

None of our directors or executive officers, nor any person who has had such a position since January 1, 2013, nor any proposed nominee for election as our director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors or the appointment of auditors.

Management Contracts

There are no agreements or arrangements where our or any of our subsidiaries’ management functions were, to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers.

Additional Documentation

Please see our full year 2013 audited financial statements and Management’s Discussion and Analysis for financial and other information about Rogers. Additional information is available on SEDAR at sedar.com, on EDGAR at sec.gov, or on rogers.com/investors. You can obtain a copy of our most recent financial statements, Management’s Discussion and Analysis and Annual Information Form without charge, upon request from the Investor Relations Department which can be contacted as follows:

Vice President, Investor Relations

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario, M4W 1G9, Canada

416.935.3522

investor.relations@rci.rogers.com

The Board has approved the contents and the sending of this Information Circular.

David P. Miller Secretary

March 7, 2014

Toronto, Ontario, Canada

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Appendix A

NATIONAL INSTRUMENT REQUIREMENTS

Instrument Requirements	Comments
Board of Directors
Disclose the identity of directors who are independent.

Based on the information provided by each existing and proposed director and the recommendations of the Corporate Governance Committee, the Board has determined that the following nominees are independent in accordance with the requirements of NI 58-101. In making this determination, the Board considered all of the relationships that each nominee has with the Corporation (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the existing or proposed director’s independent judgment.

C. William D. Birchall

Stephen A. Burch

John H. Clappison

Thomas I. Hull

John A. MacDonald

Isabelle Marcoux

The Hon. David R. Peterson, P.C., Q.C.

Charles Sirois

John H. Tory, O. Ont.

During 2013, Peter C. Godsoe, O.C., O. Ont. was considered independent.

Disclose the identity of directors who are not independent, and describe the basis for that determination.	Please refer to the table in the subsection “Board Composition” under “Statement of Corporate Governance Practices”.
Disclose whether or not a majority of directors are independent.	A majority of the Board is independent.
If a director is presently a director of any other issuer that is a reporting issuer in a Canadian jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Please refer to the table in the subsection “The Proposed Nominees” under “Election of Directors”.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to the table in the subsection “Board Mandate and Responsibilities” under “Statement of Corporate Governance Practices”.

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Instrument Requirements	Comments
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.	Please refer to the subsection “Board Composition” under “Statement of Corporate Governance Practices”.
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to the table under “Election of Directors”.
Board Mandate
Disclose the text of the board’s written mandate.

The Board has adopted a Board of Directors Mandate (the Board Mandate) as its written mandate of directors’ duties and responsibilities (the Board Mandate is attached to this Information Circular as Appendix B).

Among other responsibilities, the Board is responsible for approving the Corporation’s goals, objectives and strategies. The Board has in place a strategic planning process and reviews and approves, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for identifying the principal risks of the Company’s businesses and overseeing the implementation of appropriate risk assessment systems to manage these risks.

Position Descriptions
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.

The Board Mandate states the Chair’s main responsibility as overseeing and managing and assisting the Board in fulfilling its duties and responsibilities in an effective manner independently of management. For that purpose, the duties of the Chair of the Board include:

•       to chair Board meetings and annual and special meetings of shareholders;

•       to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•       to prepare the agenda for each Board meeting with the participation of management;

•       to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting

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Instrument Requirements	Comments

participant, all meetings of Board committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•      to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•      to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•      to provide appropriate guidance to individual Board members in discharging their duties;

•      to ensure newly appointed directors receive an appropriate orientation and education program;

•      to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•      to promote best practices and high standards of corporate governance.

The chairs of each board committee are responsible to organize the affairs of such committee, chair its meetings, provide guidance to the members of such committee, retain outside experts as may be required and report to the Board on the work of such committee. The mandate of the committee may also assign specific additional responsibilities to the chair of the committee.

Disclose whether or not the board and Chief Executive Officer (CEO) have developed a written position description for the CEO.	The Board has approved a detailed written job description for the office of CEO. The Human Resources Committee will review and approve the CEO’s written objectives for the current year.
Orientation and continuing Education
Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.	Please refer to the subsection “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance committee.

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Instrument Requirements	Comments
Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	Please refer to the subsection “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”
Ethical Business Conduct

Disclose whether or not the board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the board has adopted a written code:

(i)     disclose how a person or company may obtain a copy of the code;

(ii)    describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)    provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted both a “Directors Code of Conduct and Ethics” and the “Rogers Business Conduct Policy” for Directors, Officers and Employees (the Codes). The Codes require our directors, officers and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

(i)     We have publicly filed the Codes on SEDAR and they may also be obtained from our website where they have been posted under “Corporate Governance” at rogers.com.

(ii)    Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit Committee in the case of the Business Conduct Guidelines and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

(iii)    Not applicable.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	To ensure the directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board and the CEO have reviewed and approved the Codes.

It is managements’ responsibility to distribute and implement the Rogers Business Conduct Policy to the Corporation’s employees. Under the Rogers Business Conduct Policy the

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Instrument Requirements	Comments

Corporation expects any employee who has reason to suspect any violation of applicable law or regulations or has concerns about potential business/ethical misconduct, financial misconduct with regard to the Corporation’s accounting practices, financial controls or the safeguarding of its assets, to speak to his/her manager/supervisor, or to report such suspicions or concerns to the STAR Hotline, the corporate whistleblower hotline, which allows anonymous reporting, if desired.

In addition, each year we provide a refresher on our business conduct and ethical standards through mandatory Company-wide training on the Rogers Business Conduct Policy. The training course provides an overview of key topics and tests an employee’s understanding of how to deal with the practical real-life issues and challenging choices that may arise in their day-to-day work.

Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.	Please refer to the subsection “Director Nomination and Board Assessment” under “Statement of Corporate Governance Practices”
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Nominating Committee has five members, a majority of whom are independent.

The Control Trust Chair of the Rogers Control Trust (see “Outstanding Shares and Main Shareholders” above) is obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Nominating Committee. The Nominating Committee, which is responsible for, among other things, the identification of new candidates for the Board, is not comprised entirely of independent directors because two members, Edward S. Rogers and Melinda Rogers, are executive officers of our Corporation and because of their respective roles as the Control Trust Chair and Control Trust Vice-Chair of our controlling shareholder. Because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth, the Board has determined that it is appropriate for Edward S. Rogers and Melinda Rogers to be members of the Nominating Committee, with the remainder of the

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Instrument Requirements	Comments
members of the Nominating Committee being independent directors. The Board believes that the presence of a majority of independent directors on the Nominating Committee and the alignment of interests described above ensure an objective nomination process that is in the interests of all shareholders.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Please refer to the subsection “Director Nomination and Board Assessment” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Nominating Committee.
Compensation
Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Please refer to the subsection “Director Compensation” and “Report of the Human Resources Committee”.
Disclose whether or not the board has a compensation committee composed entirely of independent directors.	All members of the Human Resources Committee are independent. For additional information, please see “Report of the Human Resources Committee” above.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources Committee and the Board are responsible for CEO succession planning and for satisfying themselves that succession planning is in place for all other key executive roles. This includes identifying potential succession candidates for key positions, fostering leadership development and management depth and reviewing progress on leadership development plans.

Please refer to Appendix C for the full mandate of the Human Resources Committee.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Please refer to the section “Compensation Discussion and Analysis”.

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Instrument Requirements	Comments
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Please refer to the subsection “Board Composition” under “Statement of Corporate Governance Practices” for identification of the seven permanent standing committees of the Board. Also refer to Appendix C for the full mandates of all seven standing committees.
Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	Please refer to the subsection “Director Nomination and Board Assessment” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance Committee.

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Appendix B

BOARD OF DIRECTORS MANDATE

The purpose of this mandate (“Mandate”) of the board of directors (the “Board”) of Rogers Communications Inc. (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

Purpose of the Board

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

Membership

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law. From time to time, the Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgment. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•

the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgment with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•

an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

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Ethics

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company’s Articles and the Company’s Directors Code of Conduct and Ethics. The Board is required to monitor compliance with the Directors Code of Conduct and Ethics and is responsible for the granting of any waivers from compliance with the Directors Code of Conduct and Ethics.

Meetings

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair. Board members may propose agenda items though communication with the Chair. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The lead director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chair.

Role and Responsibilities of the Board

The Board is responsible for approving the Company’s goals, objectives and strategies. The Board shall adopt a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including capital allocations and expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

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•	approving and updating the Code of Business Conduct for employees to create a culture of integrity throughout the organization;

•	approve acquisitions and divestitures of business operations, strategic investments and alliances, major business development initiatives and any unbudgeted expenditure in excess of $50 million;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company’s internal control system and management information systems;

•	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines; and

•

satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company’s corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.

Role and Responsibilities of the Chair

It is the policy of the Board that there be a separation of the offices of the Chair and the Chief Executive Officer. In the event the Chair is not independent, the independent directors shall appoint an independent lead director to carry out the responsibilities set out below. The Chair and the Chief Executive Officer are to be in regular communications during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

The principal responsibilities of the Chair of the Board shall be to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a Board in an effective manner independently of management. The Chair shall be responsible, among other things,

•	to chair Board meetings and annual and special meetings of shareholders;

•	to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•	to participate in the preparation of the agenda for each Board meeting;

•

to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•	to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•	to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	to provide appropriate guidance to individual Board members in discharging their duties;

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•	to ensure newly appointed directors receive an appropriate orientation and education program;

•	to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•	to promote best practices and high standards of corporate governance.

The lead director will facilitate the functioning of the Board independently of management of the Company and provide independent leadership to the Board. The lead director shall have the following responsibilities:

•	provide leadership to ensure that the Board functions independently of management of the Company and other non-independent directors;

•	in the absence of the Chair, act as chair of meetings of the Board;

•	review with the Chair and Chief Executive Officer of the Company items of importance for consideration by the Board;

•

as may be required from time to time, consult and meet with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and represent such directors in discussions with management of the Company on corporate governance issues and other matters;

•	recommend, where necessary, the holding of special meetings of the Board;

•	promote best practices and high standards of corporate governance;

•	assist in the process of conducting director evaluations; and

•	perform such other duties and responsibilities as may be determined by the Board from time to time.

Procedures to Ensure Effective and Independent Operation

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate including under “Role and Responsibilities of the Chair” set out above, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Corporate Governance Committee, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•

the Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•

the Senior Vice President, Human Resources of the Company, together with the Chief Executive Officer, shall develop a detailed job description for the Chief Executive Officer. This description shall be approved by the Human Resources Committee and recommended to the Board. The Board shall assess the Chief Executive Officer against the objectives set out in this job description.

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Board Committees

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit Committee; (2) Finance Committee; (3) Corporate Governance Committee; (4) Nominating Committee; (5) Human Resources Committee; (6) Pension Committee; and (7) Executive Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.

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Appendix C

COMMITTEE MANDATES

Audit Committee

Current Members:

Name	Independent
C. William D. Birchall	Yes
Stephen A. Burch	Yes
John H. Clappison	Yes
John A. MacDonald	Yes

Our Main Responsibilities

•	overseeing of reliable, accurate and clear financial reporting policies and practices to shareholders

•	overseeing the design, implementation and review of internal controls – the necessary checks and balances must be in place

•	directly responsible for the qualifications, independence, appointment and oversight of the work of the external auditors – the shareholders’ auditors report directly to the Committee

•	meeting with the Corporation’s external and internal auditors and evaluating the effectiveness and independence of each

•	overseeing the establishment and maintenance of processes that ensure the Corporation is in compliance with the laws and regulations that apply to it as well as its own policies

•	receiving reports on and approving, if appropriate, certain transactions with related parties

•	review processes to identify major risk exposures and associated risk management policies

Independence is Key

•	our Committee is composed entirely of independent directors within the meaning of applicable securities laws and the Corporation’s Director Material Relationship Standards

•	we meet regularly without management present

•

we have the authority to engage independent advisors, paid for by the Corporation, to help us make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Corporation

Purpose of Audit Committee

The Audit Committee shall assist the Board of the Corporation in fulfilling its oversight responsibilities in the following principal areas: (i) financial reporting processes and the integrity of financial statements provided by the Corporation to the public, (ii) the qualifications, independence, appointment and oversight of the work of the external auditors (iii) the

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qualifications and performance of internal auditors (iv) the Corporation’s accounting systems, financial controls, and disclosure controls, (v) compliance with applicable legal and regulatory requirements, and (vi) effectiveness of risk assessment policies.

In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Audit Committee such matters and questions relating to the financial position of the Corporation and its affiliates as the Board may from time to time see fit.

Membership

The Committee shall be comprised of not less than three members of the Board each of whom shall be independent of management in accordance with applicable securities laws and based on the Corporation’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair.

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

(a)	Independence. Each member shall be independent in accordance with applicable securities laws and based on the Corporation’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Corporation which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(b)	Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. In addition, at least one member must be a financial expert.

(c)	Commitment. In addition to being a member of the Audit Committee and of any audit committee of any affiliate of the Corporation, if a member of the Audit Committee is also on the audit committee of more than two additional public companies, the Board, or the Nominating Committee, shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Corporation’s Audit Committee.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Corporation shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present.

Meetings

The times and locations of meetings of the Audit Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Audit Committee, in consultation with management when necessary, provided that there shall be a minimum of four

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meetings per year. Subject to the notice provisions of the Articles of the Corporation, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Corporation.

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Audit Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Audit Committees to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Audit Committee as the Board may from time to time determine.

Resources and Authority

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Corporation, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the general counsel of the Corporation and other officers and employees of the Corporation.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Corporation and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Corporation with the officers and external and internal auditors of the Corporation and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.

Responsibilities

The Corporation’s management is responsible for preparing the Corporation’s financial statements and the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Corporation’s management and external auditors, and overseeing the activities of the internal auditors. The Corporation’s external auditors are accountable to the Audit Committee.

It is recognized that members of the Audit Committee are not full-time employees of the Corporation and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Corporation from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary.

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The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from reviewing and making recommendations regarding any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

(a)	in consultation with the external auditors and the internal auditors, review the integrity of the Corporation’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Audit Committee otherwise becomes aware;

(b)	review all material transactions and material contracts entered into by the Corporation (and any subsidiary) with any insider or related party of the Corporation, other than officer or employee compensation arrangements approved or recommended by the Human Resources Committee or director remuneration approved or recommended by the Corporate Governance Committee; and

(c)	review and discuss with management and the external auditors the Corporation’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be discussed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review the year-end report by the external auditors describing: (i) all critical accounting policies and practices used by the Corporation, (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Corporation, including the ramifications of the use such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)	following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information;

(g)	review emerging accounting issues and their potential impact on the Corporation’s financial reporting;

(h)	review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Corporation extracted or derived from the Corporation’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures;

(i)	meet separately, periodically, with management, with the internal auditors and with the external auditors; and

(j)	the interim consolidated financial statements, the Corporation’s disclosure under “Management Discussion and Analysis” for interim periods and interim earnings press releases may be approved by the Audit Committee on behalf of the Board of Directors, provided that such approval is subsequently reported to the Board of Directors at its next meeting.

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2.	External Auditors

(a)	require the external auditors to report directly to the Audit Committee;

(b)	be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Corporation’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)	recommend to the Board the compensation of the external auditors;

(d)	pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(e)	review and approve the Corporation’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(f)	review the annual audit plan with the external auditors;

(g)	consider, assess and report to the Board with regard to the independence and performance of the external auditors, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and

(h)	request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationships with the Corporation, internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.	Internal Auditors

(a)	approve the annual internal audit plan and discuss internal audit’s mandate with the head of internal audit, including the staffing, responsibilities and budgets;

(b)	obtain periodic reports from the head of internal audit regarding internal audit findings and the Corporation’s progress in remedying any significant audit findings; and

(c)	review the scope and responsibilities and effectiveness of the internal audit team, its independence from management, its credentials, its resources and its working relationship with the external auditors.

4.	Accounting Systems, Internal Controls and Disclosure Controls

(a)	oversee management’s design and implementation of and reporting on internal controls; receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Corporation’s accounting system and internal controls;

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(b)	review with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;

(c)	review and discuss with management, the external auditor and internal audit compliance with the Corporation’s Disclosure Policy by Directors, Officers and other management personnel;

(d)	review with senior management the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and

(e)	review disclosures made to the Audit Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Corporation’s internal control over financial reporting.

5.	Legal and Regulatory Requirements

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form;

(c)	review disclosures related to the Audit Committee required to be included in the Corporation’s continuous disclosure filings;

(d)	review with the Corporation’s General Counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Corporation’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.

6.	Risk Management

The Audit Committee will review the Corporation’s:

(a)	processes for identifying, assessing and managing risks;

(b)	major risk exposures and trends from all areas (i.e. financial, security) and management’s implementation of risk policies and procedures to monitor and control such exposures;

(c)	business continuity plans and disaster recovery plans; and

(d)	other risk management matters from time to time as the Committee may consider appropriate or as the Board may specifically direct.

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7.	Additional Responsibilities

(a)	establish procedures and policies for the following:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(b)	prepare and review with the Board an annual performance evaluation of the Audit Committee;

(c)	review earnings guidance provided to analysts and rating agencies;

(d)	periodically review with senior management the status of significant taxation matters;

(e)	report regularly to the Board, including with regard to matters such as the quality or integrity of the Corporation’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(f)	review and reassess the adequacy of the Audit Committee’s Mandate on an annual basis.

Please see the section entitled “Audit Committee” of the Corporation’s Annual Information Form, available at sedar.com, for additional information with respect to the Corporation’s audit committee.

Corporate Governance Committee

Current Members:

Name	Independent
Peter C. Godsoe	Yes
Thomas I. Hull	Yes
Isabelle Marcoux	Yes
John H. Tory	Yes

Our Main Responsibilities

•	reviewing and making recommendations regarding the Board’s approach to director independence

•

developing and, where appropriate, recommending to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the Company

•	reviewing and recommending the compensation of the directors of the Company

•	satisfying itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy

•	facilitating the evaluation of the Board and Committees

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Independence is Key

•	Our Committee is composed entirely of independent directors within the meaning of applicable Canadian securities laws and the Company’s Director Material Relationship Standards

•	We meet regularly without management present

•	We have the authority to engage independent advisors, paid for by the Company, to help us make the best possible decisions on director compensation. We have hired independent advisors since 2006

Purpose of the Corporate Governance Committee

The Corporate Governance Committee shall assist the Board of the Corporation in fulfilling its oversight responsibilities in the following principal areas: (i) developing a set of corporate governance rules, including a code of conduct and ethics; (ii) reviewing and recommending the compensation of the Corporation’s directors; (iii) facilitating the evaluation of the Board and Committees.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Corporation’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the annual general meeting of the Shareholders of the Corporation and at subsequent meetings of the Board. Members shall serve on the Committee until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Corporation shall be the Secretary of the Corporate Governance Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Corporate Governance Committee members who are present.

Meetings

The times and locations of meetings of the Corporate Governance Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Corporate Governance Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Corporation, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

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Agendas for meetings of the Corporate Governance Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Corporate Governance Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Corporate Governance Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Corporation, legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information or advice and on the accuracy and completeness of the information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Corporate Governance Committee as the Board may from time to time determine.

Responsibilities

•	develop and recommend to the Board and review the Corporation’s corporate governance practices (including Board Mandate and Code of Conduct and Ethics);

•	review and make recommendations regarding the Board’s approach to director independence;

•	recommend to the Board the number and content of meetings, annual work plan and schedules of issues;

•	review size of the Board, the committees of the Board and the boards and committees of the Corporation’s affiliates;

•	review Board committees’ mandates;

•	satisfy itself that the Corporation communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy;

•

monitor policies for senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading);

•	assess the effectiveness of the Board as a whole and the committees of the Board;

•	provide an orientation and education program for individuals elected to the Board for the first time; and

•	review and recommend to the Board the level and form of compensation of the Board and of committees of the Board.

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Pension Committee

Current Members(1):

Name	Independent
John H. Clappison	Yes
Alan D. Horn	No
David R. Peterson, P.C., Q.C.	Yes
Melinda M. Rogers	No

(1):	Martha L. Rogers was a committee member until May 23, 2013.

Our Main Responsibilities

•

to assist the Rogers Communications Partnership (the “Partnership”) and its affiliates in the administration of the registered pension plans and related trust funds and other funding arrangements sponsored by the Partnership and its affiliates (the “Plans”)

•	to oversee the funding, administration, communication and investment management of the Plans and to select and monitor the performance of all third parties performing duties in respect of the Plans

Purpose of the Pension Committee

The Committee shall assist the Board of the Corporation in fulfilling their delegated responsibilities in the following principal areas: (i) overseeing the funding, administration, communication and investment management of the Plans; (ii) selecting and monitoring the performance of all third parties performing duties in respect of the Plans; (iii) approving amendments to the Plans; (iv) adopting amendment of any statement of investment policies and procedures (the “SIP&P”); and (v) reviewing reports prepared in respect of the administration of the Plans and unaudited financial statements for the Plans.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the annual general meeting of the Shareholders of the Corporation and at subsequent meetings of the Board. Members shall serve on the Committee until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation, and can be removed by resolution of the Board.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint outside consultants to assist in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation or

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removal by resolution of the Board. The Secretary of the Corporation shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary. Subject to the notice provisions of the articles of incorporation of the Corporation, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Partnership and its affiliates, outside auditors, counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Partnership and its affiliates from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

Affiliates of the Corporation Participating in the Plans

The Partnership and certain of its affiliates are the sponsors and administrators of the Plans. By resolution of their boards of directors and/or pursuant to an amended and restated agency agreement between the Partnership and certain of its affiliates effective July 1, 2010, the Partnership and these affiliates have delegated the authority and responsibility to administer the Plans to the Board and Committee as described below.

Responsibilities of the Board of Directors

The Board has overall responsibility for the prudent administration of the Plans, including, without limitation, the following specific powers, duties and responsibilities in respect of the Plans:

a.	assessing the governance structure of the Plans;

b.	approving the mandate of the Committee and appoints its members;

c.	approving the adoption of and wind-up of any Plan with active members;

d.	approving any Plan amendments that significantly alter plan liabilities or that reflect changes in company policy towards retirement benefits;

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e.	receiving reports prepared by the Committee in respect of the administration of the Plans; and

f.	approving of any funding strategy for the Plans which departs from that recommended by the Plans’ actuarial advisors.

Responsibilities of the Pension Committee

The Committee has the following specific powers, duties and responsibilities in respect of the Plans:

a.	monitoring and overseeing the administration of the Plans, including duties and responsibilities assigned to certain employees of the Partnership and its affiliates, the funding agents of the Plans, investment managers and other actuarial and financial advisors retained by the Partnership, as follows:

i.	reviewing and approving, where applicable, reports, statements and valuations required under the Plans pertaining to administration, investment policy and performance and funded status of the Plans,

ii.	monitoring new developments and applicable law with respect to the Plans and compliance with requirements of applicable federal and provincial legislation, rules, and regulations with respect to reporting, filing and registration,

iii.	monitoring the appropriateness of Plan design and the provision of relevant information to the members of the Plans,

iv.	approving the appointment and remuneration and oversee the performance of: the investment manager(s), funding agents, auditors and other agents and advisors appointed in respect of the Plans,

v.	ensuring that contracts, agreements and mandates, where appropriate, are signed and in place with the investment managers, funding agents and other agents and advisors in respect of the administration of the Plans, and

vi.	overseeing the investment philosophy, policies and strategies of the investment manager(s) of the Plans. This includes reviews with the investment manager(s) of the investment performance of the funds of the Plans with the assistance of such independent investment review services as the Committee deems appropriate;

b.	approving amendments to the Plans and related funding/trust agreements not within the exclusive authority of the Board set out above, provided that the Committee advises the Board of all such amendments approved by the Committee;

c.	adopting annual or more frequent review of and amendment of any SIP&P;

d.	reviewing annual or more frequent reports prepared in respect of the administration of the Plans by officers of the Partnership, the auditors to the Plans and other agents and advisors;

e.	receiving, reviewing and approving audited and unaudited financial statements for the Plans;

f.	reporting to the Board and to the boards of the affiliates listed in Schedule B on the above matters and on other matters deemed material by the Committee; and

g.	performing such other duties and responsibilities as are delegated to it by the Board from time to time.

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Standard of Care

Each member of the Board and Committee shall act with the care diligence and skill that a person of ordinary prudence would exercise in dealing with the property of another person and shall use all relevant knowledge and skill that a member of the Board or member of the Committee possesses or ought to possess as a member of the Board or the Committee.

Compliance with Plans and Law

In fulfilling their duties, the Board and the Committee shall act in a manner which is consistent in all material respects with the terms of the Plans, the terms of any funding/trust agreements associated with the Plans, the terms of any applicable collective agreement and all applicable and relevant legislation, including the federal Pension Benefits Standards Act, 1985 (pursuant to which all the Plans are currently registered) and all applicable provincial pension benefits standards legislation and all regulations thereunder, as amended from time to time.

Executive Committee

Current Members:

Name	Independent
Peter C. Godsoe	Yes
Alan D. Horn	No
Thomas I. Hull	Yes
Edward S. Rogers	No

Our Main Responsibilities

•	to approve the final terms of transactions previously approved by the Board

•	to monitor the implementation of policy initiatives adopted by the Board

Purpose of the Executive Committee

Subject to the Business Corporations Act (British Columbia) and the articles of the Corporation, the Executive Committee shall possess and may exercise all the powers, authorities and discretions vested in or exercisable by the Board of the Corporation.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the annual general meeting of the Shareholders of the Corporation and at subsequent meetings of the Board. Members shall serve on the Committee until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

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Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Corporation shall be the Secretary of the Executive Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Executive Committee members who are present.

Meetings

The times and locations of meetings of the Executive Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Executive Committee, in consultation with management when necessary. Subject to the notice provisions of the Articles of the Corporation, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Executive Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Executive Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Executive Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Corporation, outside auditors, counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Executive Committee as the Board may from time to time determine.

Responsibilities

In addition to any other duties and responsibilities assigned to it from time to time by the Board, the Committee shall, when the Board is not in session, have full power to supervise the management of the business and affairs of the Corporation and shall have, and may exercise, all or any of the powers vested in and exercisable by the Board, subject only to applicable law.

The responsibilities of the Executive Committee shall include those listed below, where requested by the Board. The enumerated responsibilities are not meant to restrict the Executive Committee from examining any matters related to its purpose:

a.	to approve the final terms of transactions previously approved by the Board; and

b.	to monitor the implementation of policy initiatives adopted by the Board

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Finance Committee

Current Members:

Name	Independent
C. William D. Birchall	Yes
Peter C. Godsoe	Yes
Alan D. Horn	No
Thomas I. Hull	Yes
Edward S. Rogers	No
Melinda M. Rogers	No
Charles Sirois	Yes

Our Main Responsibilities

•	reviewing and reporting to the Board or a committee of the Board on certain matters, including:

—	financings (including share issuances)

—	transactions not budgeted, outside the ordinary course of business and involving more than $50 million

—	alliance, branding, license, partnership and joint venture arrangements involving more than $50 million

—	granting or assuming rights of first negotiation, first offer or first refusal involving Company property or assets exceeding $50 million

—	granting or assuming obligations with respect to any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $50 million and for a term in excess of two years

—	consider candidates for appointment of Chief Financial Officer and Audit Committee Chair of the Company and its subsidiaries, as applicable

Purpose of the Finance Committee

The Finance Committee shall assist the Board of the Corporation in fulfilling its oversight responsibilities in the following principal areas: (i) financings (including share issuances); (ii) unbudgeted transactions, alliance branding, license, partnership or joint venture arrangements; and (iii) considering candidates for the appointment of Chief Financial Officer and Audit Committee Chair of the Corporation and its subsidiaries, as applicable.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the annual general meeting of the Shareholders of the Corporation and at subsequent meetings of the Board. Members shall serve on the Committee until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation, and can be removed by resolution of the Board.

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The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Corporation shall be the Secretary of the Finance Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Finance Committee members who are present.

Meetings

The times and locations of meetings of the Finance Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Finance Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Corporation, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Finance Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Finance Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Corporation, outside auditors, legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Finance Committee as the Board may from time to time determine.

Responsibilities

Without derogating from the duties, rights and prerogatives of the Board, the responsibility of the Committee shall be to review and report to the Board or any other committee of the Board on the following matters prior to their submission to the Board or to any other committee of the

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Board or the filing of any document required to implement any such matter with any governmental or regulatory authority. The Committee will endeavour to report to the Board or any other committee of the Board on any matter referred to it within 14 business days.

•

Financings (including the issuance of shares or rights to convert or exchange into or acquire shares, other than employee share options or employee share purchase plans approved by the Board or the Human Resources Committee), credit facilities, the creation, incurrance or assumption of borrowings from third parties and the granting or assumption of guarantees, commitments or support agreements, contingent or otherwise (including the refinancing, refunding, extension, amendment, restructuring, novation or regranting of any of the foregoing, whether currently existing or hereafter incurred), the acceleration or prepayment of debt and the acquisition, redemption or repurchase of securities of the Corporation or any subsidiary;

•

Transactions (other than transactions solely between the Corporation and its subsidiaries or between subsidiaries of the Corporation) that are not within the annual business plan and budget as approved by the Board and which provide for acquisitions, dispositions, exchanges or leases of property or assets of the Corporation or any subsidiary contingent or otherwise (including without limitation a put right), outside of the ordinary course of business, or for investments and loans by the Corporation or any subsidiary, in each case of more than $50 million in the aggregate by one or a series of transactions;

•	The engagement of financial, investment or similar advisors by the Corporation or any of its subsidiaries in connection with transactions with a value in excess of $100 million;

•

Alliance, branding, licence, relationship, joint venture and partnership agreements involving liabilities or commitments, actual or contingent, by the Corporation or any of its subsidiaries (the Rogers Companies) in excess of $50 million in the aggregate by one or a series of transactions;

•

The grant or assumption of rights of first negotiation, first offer or first refusal, contingent or otherwise, (other than between Rogers Companies) in respect of any property or asset of any Rogers company that has an estimated fair market value in excess of $50 million;

•

The grant of rights or assumption of obligations by any Rogers company of any non-competition covenant or exclusivity undertaking in favour of any person (other than a Rogers company) which is for a term in excess of two years and is in respect of a line of business that had revenues of at least $50 million in the most recent fiscal year or is in respect of the supply of products or service that involves estimated expenditures of over $50 million in the aggregate by one or a series of transactions; and

•	Candidates for appointment as the Chief Financial Officer and Chair of the Audit Committee of any Rogers company.

The Board may from time to time delegate additional responsibilities to the Committee.

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Nominating Committee

Current Members:

Name	Independent
C. William D. Birchall	Yes
Peter C. Godsoe	Yes
Edward S. Rogers	No
Melinda M. Rogers	No
John H. Tory	Yes

Our Main Responsibilities

•	review, consider and/or initiate proposals for nomination of directors to the Board and the board of directors of our wholly owned subsidiaries

•	interview proposed nominees, where appropriate

•	assess incumbent directors for re-nomination to the Board

•	establish criteria for and recommend prospective members for our and our affiliates’ boards

Purpose of the Nominating Committee

The Nominating Committee shall assist the Board of the Corporation in fulfilling its oversight responsibilities in the following principal areas: (i) review and consider proposals for nomination of directors to the Board; and (ii) assess incumbent directors for re-nomination to the board.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Corporation’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the annual general meeting of the Shareholders of the Corporation and at subsequent meetings of the Board. Members shall serve on the Committee until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier

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resignation or removal by resolution of the Board. The Secretary of the Corporation shall be the Secretary of the Nominating Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Nominating Committee members who are present.

Meetings

The times and locations of meetings of the Nominating Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Nominating Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Corporation, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Nominating Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Nominating Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Nominating Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Corporation, outside legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Nominating Committee as the Board may from time to time determine.

Responsibilities

The responsibilities of the Nominating Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Nominating Committee from examining any matters related to its purpose:

•

receive and/or initiate proposals for nomination of individuals for election to the Board and to the boards of directors of the wholly-owned subsidiaries of the Corporation, and to review and consider such proposals;

•	where appropriate, interview proposed nominees;

•	assess incumbent directors for re-nomination to the Board and/or committees of the Board;

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•	establish criteria for prospective members of the Board and/or committees of the Board and the boards of the Corporation’s affiliates;

•

recommend, in a timely fashion, to the Board and to the boards of wholly-owned subsidiaries the names of individuals to be nominated for election as members of the Board, members of Board committees and members of the boards of wholly-owned subsidiaries, respectively; and

•

consider and make recommendations for individuals to be nominated for election as members of the boards of directors of corporations that are not wholly-owned and in which the Corporation may have a controlling or significant interest.

Human Resources Committee

Current Members:

Name	Independent
Peter C. Godsoe	Yes
Thomas I. Hull	Yes
Isabelle Marcoux	Yes
John H. Tory	Yes

Our Main Responsibilities

•	review, approve and, as applicable, recommend for Board approval, our executive compensation and severance policies;

•	review the Corporation’s compensation and benefit programs (design and competitiveness) and senior executive’s management development and succession planning;

•	set performance objectives for the CEO, which encourage the Corporation’s long-term financial success and regularly measure the CEO’s performance against these objectives;

•

determine, in consultation with independent advisors who help us set competitive compensation that meets the Corporation’s hiring, retention and performance objectives, the recommended compensation for the following positions:

(i)	the CEO;

(ii)	all employees of the Corporation and its affiliates, subject to certain limitations listed below;

(iii)	the Named Executive Officers (as defined below);

(iv)	all officers reporting to the CEO and certain other senior officers; and

(v)	Family Members of the above employees employed by the Corporation and its affiliates.

•

produce a report on executive compensation for the benefit of shareholders, which is published in the Corporation’s annual proxy circular, and review, as appropriate, any other material public disclosures concerning executive compensation.

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Independence

•	Our Committee is composed of a majority of independent directors within the meaning of applicable Canadian securities laws and the Corporation’s Director Material Relationship Standards.

•	We meet regularly without management present.

•	We have the authority to engage independent advisors, paid for by the Corporation, to help us make the best possible decisions on executive compensation. We have hired independent advisors since 2006.

Purpose of the Human Resources Committee

The Human Resources Committee shall review, approve and, if applicable, recommend the Corporation’s executive compensation and severance policies to ensure that such policies are designed to provide the Chief Executive Officer and the employees of the Corporation and its subsidiaries with fair and competitive compensation. The Committee shall oversee the administration of the Corporation’s Stock Option Plans, Employee Share Accumulation Plans, other long-term incentives, and any other compensation program. In addition the Committee shall review Corporation’s the human resources development, succession planning and performance evaluation programs and make recommendations to ensure that such programs are established and operating effectively.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Corporation’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair.

The Committee shall have the right to appoint an outside compensation consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the annual general meeting of the Shareholders of the Corporation and at subsequent meetings of the Board. Members shall serve on the Committee until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next annual general meeting of the Shareholders of the Corporation or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Corporation shall be the Secretary of the Human Resources Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Human Resources Committee members who are present.

Meetings

The times and locations of meetings of the Human Resources Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Human Resources

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Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Corporation, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Human Resources Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Human Resources Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Human Resources Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Corporation, outside auditors, legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Human Resources Committee as the Board may from time to time determine.

Responsibilities

The specific responsibilities of the Human Resources Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Human Resources Committee from considering, approving and making recommendations regarding any matters related to its purpose.

1.	To review and, as appropriate, approve any changes to the Corporation’s compensation policies and programmes including short-term incentive plans, long-term incentive plans, benefit plans, perquisite plans and pension plans. With respect to the Corporation’s short-term and long-term incentive plans, this review includes an assessment of their impact on risk-taking to ensure the plans do not incent risk-taking beyond the Corporation’s risk tolerance.

2.	To review and, as appropriate, recommend for Board approval the terms of employment and compensation arrangements for the Chief Executive Officer. With respect to the Chief Executive Officer, the Committee will at least annually:

i)	Establish performance goals and corresponding incentive compensation award levels

ii)	Review actual performance against established goals

iii)	Review and as appropriate, recommend for Board approval, incentive compensation awards.

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3.	To review, based on the recommendations of the Chief Executive Officer, and approve, the level of all forms of compensation to be paid to:

i)	Named Executive Officers (as defined under applicable Canadian securities laws), excluding the Chief Executive Officer, for the Corporation and its affiliates;

ii)	All Officers reporting to the Chief Executive Officer and all Officers at the E1 and E2 level;

iii)	Family Members of the employees in (i) and (ii) above, who are employed by the Corporation and its affiliates. “Family Members” means, with respect to a Subject Employee (the individuals referred to in terms (i) and (ii) being collectively referred to as the “Subject Employees”), a person’s spouse, parents, children, siblings, mothers-in-law and fathers-in-law, sons and daughters-in-laws, brothers and sisters-in-law, and anyone who shares such person’s home; and

iv)	executives at the E3, E4 and E5 level, to the extent there is a deviation from the approved Executive Compensation Policies and Procedures.

4.	To review and approve, the performance objectives, and corresponding payout levels under approved incentive plans for Subject Employees, excluding, for greater certainty, the Chief Executive Officer.

5.	To consider and, as appropriate, approve a pool of long-term incentive awards, consistent in terms with the Corporation’s approved plans, that are available for grant at the discretion of the CEO, subject to the following limitations which are set by the Committee on an annual basis: (i) the maximum number of shares that may be granted under awards to participants within defined salary bands, and (ii) the maximum percentage of the total awards per annum granted to certain groups of individuals (i.e. Named Executive Officers, Key Executives and other participants).

6.	To review and, as appropriate, approve the Corporation’s standard severance policy, as well as the terms of any severance provision or settlement being contemplated for a current or prospective employee that is included in the group of employees included under the definitions of Subject Employee or Family Member. The Committee is also responsible to review and approve, as appropriate, the terms of severance or any settlement with executives at the E3, E4 and E5 levels, where the severance terms exceed the severance pursuant to the approved Executive Compensation Policies and Procedures.

7.	To monitor the administration of the Corporation’s long-term incentive plans and Employee share accumulation plans, including the approval of grants of options, share units or other long-term incentives to employees based on the recommendation of the Chief Executive Officer and to ensure that all grants are made in accordance with the terms of the Corporation’s approved Executive Compensation Policies and Procedures.

8.	To review and approve the executive compensation sections of the Corporation’s annual proxy circular and other public filings.

9.	On an annual basis, to review and approve the Corporation’s succession and management development plans, with respect to those roles currently occupied by Subject Employees.

10.	Conduct an annual review of the Committee’s mandate and performance.

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SHAREHOLDER INFORMATION AND INQUIRIES

SHAREHOLDER SERVICES

If you are a shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers or dividends, please contact our Transfer Agent and Registrar:

CORPORATE HEADQUARTERS Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, Ontario, Canada M4W 1G9 416-935-7777 or rogers.com CUSTOMER SERVICE 888-764-3771 or rogers.com/support

CST Trust Company

P.O. Box 700,

Postal Station B

Montreal, QC

H3B 3K3

inquiries@canstockta.com or 1-800-387-0825

Multiple Mailings: If you receive duplicate shareholder mailings from RCI, please contact CST Trust Company as detailed above to consolidate your holdings.

Investor Relations

Institutional investors, security analysts and others requiring additional financial information can visit rogers.com/investors or contact: investor.relations@rci.rogers.com or 416-935-3522. For media inquiries: 416-935-7777.

On-line Information

RCI is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit rogers.com/investors where you will find additional information about our business including events and presentations, news releases, regulatory filings, governance practices and our continuous disclosure materials including quarterly financial releases, Annual Information Forms and Management Information Circulars. You may also subscribe to our news by e-mail or RSS feeds to automatically receive RCI’s news releases electronically.

Dividend Reinvestment Plan (“DRIP”)

CST Trust Company administers a dividend reinvestment program for eligible RCI shareholders. To request plan materials or learn more about RCI’s DRIP, please visit www.canstockta.com/en/InvestorServices, or contact CST Trust Company as detailed earlier on this page.

Electronic Delivery of Shareholder Materials

Registered shareholders can receive electronic notice of financial statements and proxy materials and utilize the Internet to submit proxies on-line by registering at canstockta.com/electronicdelivery. This approach gets information to shareholders more quickly than conventional mail and helps RCI protect the environment and reduce printing and postage costs.

This information circular is printed on FSC® certified paper. The fibre used in the manufacture of the stock, comes from well managed forests, controlled sources and recycled wood or fibre. This information circular is fully recyclable.